UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

ANNUAL CORPORATE GOVERNANCE REPORT

PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

YEAR-ENDING: 31/DECEMBER/2012

TAX ID NO.: A-48265169

Corporate name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

STANDARD ANNUAL REPORT ON THE CORPORATE GOVERNANCE OF PUBLICLY TRADED COMPANIES

To better understand the form and fill it in, first read the instructions at the end of this report.

A OWNERSHIP STRUCTURE

A.1. Fill in the following table on the company’s share capital:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
19/OCT/2012	2,669,936,277.05	5,448,849,545	5,448,849,545

Indicate if there are different classes of shares with different rights associated to them:

NO

A.2. List the direct and indirect owners of significant holdings in your company at year-end, excluding directors:

Indicate the most significant movements in the shareholding structure during the year:

Name of shareholder (person or company)	Date of transaction	Description of the transaction
MANUEL JOVE CAPELLÁN	24/JUL/2012	Reduced from 3% of share capital

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.3. Fill in the following tables with the members of the company’s Board of Directors with voting rights on company shares:

Name of director (person or company)	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	1,372,256	1,431,940	0.051
ÁNGEL CANO FERNÁNDEZ	553,001	0	0.010
CARLOS LORING MARTÍNEZ DE IRUJO	51,250	0	0.001
ENRIQUE MEDINA FERNÁNDEZ	45,096	1,695	0.001
IGNACIO FERRERO JORDI	4,080	61,730	0.001
JOSÉ ANTONIO FERNÁNDEZ RIVERO	65,455	0	0.001
JOSÉ LUIS PALAO GARCÍA-SUELTO	9,607	0	0.000
JOSÉ MALDONADO RAMOS	73,264	0	0.001
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	183,515	0	0.003
JUAN PI LLORENS	35,892	0	0.001
RAMÓN BUSTAMANTE Y DE LA MORA	13,271	2,617	0.000
SUSANA RODRÍGUEZ VIDARTE	23,177	835	0.000
TOMÁS ALFARO DRAKE	14,436	0	0.000

% total voting rights held by the Board of Directors	0.072

Fill in the following tables with the members of the company’s Board of Directors with voting rights on company shares:

Name of director (person or company)	Number of direct option rights	Number of indirect option rights	No. equivalent shares	% of total voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	415,478	0	0	0.008
ÁNGEL CANO FERNÁNDEZ	305,889	0	0	0.006

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.4 Where applicable, indicate any family, trading, contractual or corporate relationships between holders of significant shareholdings, insofar as the company is aware of them, unless they are of little relevance or due to ordinary commercial traffic and exchange:

A.5 Where applicable, indicate any trading, contractual or corporate relationships between holders of significant shareholdings, and the company and/or its group, unless they are of little relevance or due to ordinary commercial traffic and exchange:

A.6 Indicate if any shareholder agreements have been disclosed to the company that affect it under art. 112 of the Securities Exchange Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

NO

Indicate whether the company knows the existence of concerted actions amongst its shareholders. If so, describe them briefly:

NO

If there has been any alteration or breakdown of said pacts or agreements or concerted actions, indicate this expressly:

A.7. Indicate whether any person or organisation exercises or may exercise control over the company pursuant to article 4 of the Securities Exchange Act. If so, identify names:

NO

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.8. Fill in the following tables regarding the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	Total % share capital
4,508,308	10,954,556	0.284

(*)	Through:

Name of direct owner of shareholding (person or company)	Number of direct shares
CORPORACIÓN GENERAL FINANCIERA, S.A.	10,870,987
BBVA SEGUROS, S.A.	76,968
UNNIM GESFONS	6,601

Total:	10,954,556

List significant changes occurring during the year, pursuant to Royal Decree 1362/2007:

Date reported	Total direct shares acquired	Total indirect shares acquired	Total of % share capital
07/FEB/2012	3,423,118	37,004,712	0.825
12/MAR/2012	8,023,368	40,186,192	0.984
28/MAR/2012	9,856,027	47,636,365	1.173
30/APR/2012	3,183,237	72,567,739	1.497
06/JUN/2012	1,266,751	87,441,329	1.725
25/JUN/2012	3,169,567	88,064,396	1.774
25/JUL/2012	3,202,212	95,645,610	1.836
28/AUG/2012	4,878,990	81,424,032	1.604
25/SEP/2012	2,978,746	80,442,511	1.550
15/OCT/2012	8,288,723	74,348,783	1.535
12/DEC/2012	331,732	27,689,139	0.514

Capital gain/(loss) on treasury stock divested during the period (€k)	80,618

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.9 Detail the terms and conditions of the current AGM authorisation to the Board of Directors to buy and/or transfer treasury stock:

The following is a transcription of the resolution adopted by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders, 12th March 2010, under agenda item three:

1.- Repealing the unavailed part from the resolution adopted at the Annual General Meeting, 13th March 2009, under agenda item seven to authorise the Bank, directly or via any of its subsidiaries, for a maximum of five years as of the date of this present AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law. This purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and concordant of the Companies Act.

2.- Approve the limits or requirements of these acquisitions, which shall be as follows:

- The nominal value of the shares acquired directly or indirectly, added to those that the Bank and its subsidiaries already owned, may at no time exceed ten percent (10%) of the subscribed Banco Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised by the applicable legislation at any time. In all cases, respect must be paid to the limits established on the purchase of treasury stock by the regulatory authorities of the markets where the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed for trading.

- A restricted reserve may be charged to the Bank’s net total assets on the balance sheet equivalent to the sum of treasury stock booked under Assets. This reserve must be maintained until the shares are sold or redeemed.

- The shares purchased must be fully paid up, unless the purchase is without consideration, and must not entail any obligation to provide ancillary benefits.

- The purchase price will not be below the nominal price or be more than 20% above the listed price or any other price associated to the shares on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.- Express authorisation is given to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.

4.- Reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and to the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.

5.- Authorise the Board of Directors, in compliance with article 30 c) of the Company Bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of five years from the date of this General Meeting, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions. Specifically, the Board is authorised, within the period and limits established for the aforementioned implementation, to establish the date(s) of each specific capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the Company Bylaws to reflect the new figure for share capital; request de-listing of the redeemed stock and, in general, adopt such resolutions as necessary regarding this redemption and the consequent capital reduction, designating the people able to formalise these actions.

A.10 Indicate, where applicable, any legal or bylaw restriction on the exercise of voting rights, and legal restriction on the acquisition and/or transfer of shares in the company’s capital. Indicate whether there are any legal restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise under the legal restrictions	0

Indicate whether there are any bylaw restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise under bylaw restrictions	0

Indicate whether there are legal restrictions on the acquisition or transfer of shares in the company’s capital:

YES

Description of the legal restrictions on the acquisition or transfer of shares in the company’s capital:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to article 56 and following in Act 26/1988, 9th July on discipline and oversight in financial institutions which establishes that any individual or corporation acting alone or in concertated action with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Act 26/1988) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned would be equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain. The Bank of Spain will have 60 working days after the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

A.11 Indicate whether the General Meeting has approved measures to neutralise a public takeover bid, pursuant to Act 6/2007:

NO

If so, explain the measures approved and the terms and conditions under which the restrictions would become ineffective.

B -GOVERNANCE STRUCTURE

B.1. Board of Directors

B.1.1. List the maximum and minimum number of directors established in the bylaws:

Maximum number of directors	15
Minimum number of directors	5

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.2. Fill in the following table on the Board members:

Name of director (person or company)	Representative	Post on the board	Date first appointed	Date last appointed	Election procedure
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO	28/JAN/2000	12/MAR/2010	AGM BALLOT
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO	29/SEP/2009	12/MAR/2010	AGM BALLOT
BELÉN GARIJO LÓPEZ	—	DIRECTOR	16/MAR/2012	16/MAR/2012	AGM BALLOT
CARLOS LORING MARTÍNEZ DE IRUJO	—	DIRECTOR	28/FEB/2004	11/MAR/2011	AGM BALLOT
ENRIQUE MEDINA FERNÁNDEZ	—	DIRECTOR	28/JAN/2000	16/MAR/2012	AGM BALLOT
IGNACIO FERRERO JORDI	—	DIRECTOR	28/JAN/2000	12/MAR/2010	AGM BALLOT
JOSÉ ANTONIO FERNÁNDEZ RIVERO	—	DIRECTOR	28/FEB/2004	16/MAR/2012	AGM BALLOT
JOSÉ LUIS PALAO GARCÍA-SUELTO	—	DIRECTOR	01/FEB/2011	11/MAR/2011	AGM BALLOT
JOSÉ MALDONADO RAMOS	—	DIRECTOR	28/JAN/2000	16/MAR/2012	AGM BALLOT
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	—	DIRECTOR	28/JAN/2000	11/MAR/2011	AGM BALLOT
JUAN PI LLORENS	—	DIRECTOR	27/JUL/2011	16/MAR/2012	AGM BALLOT
RAMÓN BUSTAMANTE Y DE LA MORA	—	DIRECTOR	28/JAN/2000	12/MAR/2010	AGM BALLOT
SUSANA RODRÍGUEZ VIDARTE	—	DIRECTOR	28/MAY/2002	11/MAR/2011	AGM BALLOT
TOMÁS ALFARO DRAKE	—	DIRECTOR	18/MAR/2006	11/MAR/2011	AGM BALLOT

Total number of directors	14

Indicate any directors that have left their seat on the Board during the period:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.3. Fill in the following tables on the Board members and their different kinds of directorship:

EXECUTIVE DIRECTORS

Name of director (person or company)	Committee proposing his/her appointment	Post within the company organisation
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO

Total number of executive directors	2
% of total directors	14.286

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

Name of director (person or company)

BELÉN GARIJO LÓPEZ

Profile

PRESIDENT OF THE INTERNATIONAL EXECUTIVE COMMITTEE OF PHARMA, ISEC (PHARMACEUTICAL RESEARCH AND MANUFACTURERS OF AMERICA) AND CHIEF OPERATING OFFICER OF MERCK SERONO, S.A., GENEVA, SWITZERLAND. OTHER RELEVANT POSTS: WAS PRESIDENT OF COMMERCIAL OPERATIONS IN EUROPE AND CANADA AT SANOFI AVENTIS.

READ MEDICINE AT UNIVERSIDAD DE ALCALÁ DE HENARES, MADRID.

CLINICAL PHARMACOLOGY SPECIALIST AT HOSPITAL DE LA PAZ - UNIVERSIDAD AUTÓNOMA DE MADRID.

Name of director (person or company)

CARLOS LORING MARTÍNEZ DE IRUJO

Profile

CHAIR OF THE BOARD’S REMUNERATION COMMITTEE. SPECIALIST IN CORPORATE GOVERNANCE. OTHER RELEVANT POSTS: WAS PARTNER AND MEMBER OF THE STEERING COMMITTEE AT ABOGADOS GARRIGUES LAW FIRM.

READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

ENRIQUE MEDINA FERNÁNDEZ

Profile

STATE ATTORNEY. OTHER RELEVANT POSTS: WAS DIRECTOR & COMPANY SECRETARY OF BANCO DEL PROGRESO, CORPORACIÓN FINANCIERA ALBA AND BANCO URQUIJO. WAS DEPUTY CHAIRMAN OF GINÉS NAVARRO CONSTRUCCIONES UNTIL ITS MERGER WITH GRUPO ACS. READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

IGNACIO FERRERO JORDI

Profile

MANAGING DIRECTOR OF NUTREXPA AND CHAIRMAN AND MANAGING DIRECTOR OF LA PIARA. CHAIRMAN OF ANETO NATURAL. OTHER RELEVANT POSTS: MEMBER OF THE BOARD OF THE MUTUA DE ACCIDENTES DE ZARAGOZA AND OF THE INSTITUTO DE EMPRESAS FAMILIAR. HE IS ALSO MEMBER OF THE BOARD OF THE ASOCIACIÓN ESPAÑOLA DE CODIFICACIÓN COMERCIAL.

READ LAW AT UNIVERSIDAD DE BARCELONA.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name of director (person or company)

JOSÉ ANTONIO FERNÁNDEZ RIVERO

Profile

CHAIR OF THE BOARD’S RISKS COMMITTEE.

OTHER RELEVANT POSTS: WAS GENERAL MANAGER OF BBVA’S GROUP UNTIL JANUARY 2003. REPRESENTING BBVA AS A DIRECTOR ON THE BOARDS OF DIRECTORS OF: TELEFÓNICA, IBERDROLA, BANCO DE CRÉDITO LOCAL AND WAS CHAIRMAN OF ADQUIRA.

READ ECONOMICS AT UNIVERSIDAD DE SANTIAGO DE COMPOSTELA.

Name of director (person or company)

JOSÉ LUIS PALAO GARCÍA-SUELTO

Profile

CHAIR OF THE BOARD’S AUDIT & COMPLIANCE COMMMITTEE.

OTHER RELEVANT POSTS: WAS HEAD OF THE AUDIT & INSPECTION SERVICE AT INSTITUTO DE CRÉDITO OFICIAL AND PARTNER OF THE FINANCIAL DIVISION AT ARTHUR ANDERSEN IN SPAIN. HAS ALSO BEEN AN INDEPENDENT CONSULTANT.

READ AGRICULTURAL ENGINEERING AT ETS DE INGENIEROS AGRÓNOMOS DE MADRID AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

JUAN CARLOS ÁLVAREZ MEZQUÍRIZ

Profile

MANAGING DIRECTOR OF GRUPO EL ENEBRO, S.A.

OTHER RELEVANT POSTS: WAS MANAGING DIRECTOR OF GRUPO EULEN, S.A.

READ ECONOMICS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

JUAN PI LLORENS

Profile

HAD A PROFESSIONAL CAREER AT IBM HOLDING VARIOUS SENIOR POSTS AT A NATIONAL AND INTERNATIONAL LEVEL INCLUDING VICE PRESIDENT FOR SALES AT IBM EUROPE, VICE PRESIDENT OF TECHNOLOGY & SYSTEMS AT IBM EUROPE AND VICE PRESIDENT OF THE FINANCE DEPARTMENT AT GMU (GROWTH MARKETS UNITS) IN CHINA. HE WAS EXECUTIVE CHAIRMAN OF IBM SPAIN.

READ INDUSTRIAL ENGINEERING AT UNIVERSIDAD POLITECNICA DE BARCELONA AND TOOK A GENERAL MANAGEMENT PROGRAMME AT IESE.

Name of director (person or company)

RAMÓN BUSTAMANTE Y DE LA MORA

Profile

WAS DIRECTOR AND GENERAL MANAGER AND NON-EXECUTIVE DEPUTY CHAIRMAN OF ARGENTARIA, AND CHAIRMAN OF UNITARIA.

OTHER RELEVANT POSTS: HELD VARIOUS SENIOR POSTS IN BANESTO.

READ LAW AND ECONOMICS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

SUSANA RODRÍGUEZ VIDARTE

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Profile

FULL PROFESSOR OF STRATEGY AT THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD DE DEUSTO. MEMBER OF THE INSTITUTO DE CONTABILIDAD Y AUDITORÍA DE CUENTAS (ACCOUNTANTS AND AUDITORS INSTITUTE) AND PHD FROM UNIVERSIDAD DE DEUSTO.

OTHER RELEVANT POSTS: WAS DEAN OF THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD DE DEUSTO, DIRECTOR OF THE POSTGRADUATE AREA AND DIRECTOR OF THE INSTITUTO INTERNACIONAL DE DIRECCIÓN DE EMPRESAS (INSIDE).

Name of director (person or company)

TOMÁS ALFARO DRAKE

Profile

CHAIR OF THE BOARD’S APPOINTMENTS COMMITTEE. DIRECTOR OF INTERNAL DEVELOPMENT AND PROFESSOR AT THE ACADEMIC AREA OF FINANCE AT UNIVERSIDAD FRANCISCO DE VITORIA.

OTHER RELEVANT POSTS: WAS DIRECTOR OF THE BUSINESS ADMINISTRATION AND MANAGEMENT BACHELOR’S DEGREE, OF THE BUSINESS STUDIES DIPLOMA AND THE MARKETING AND BUSINESS ADMINISTRATION AND MANAGEMENT DEGREE AT UNIVERSIDAD FRANCISCO DE VITORIA. READ ENGINEERING AT ICAI.

Total number of independent directors	11
% of total directors	78.571

OTHER EXTERNAL DIRECTORS

Name of director (person or company)	Committee proposing appointment
JOSÉ MALDONADO RAMOS	—

Total number of other external directors	1
% of total directors	7.143

Detail the reasons why they cannot be considered proprietary or independent directors and their affiliations with the company or its management or its shareholders.

Name of director (person or company)

JOSÉ MALDONADO RAMOS

Company, manager or shareholder with whom affiliated

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Reasons

José Maldonado Ramos held the post of BBVA Company Secretary & Board Secretary until 22nd December 2009, when the Board resolved his retirement as Company executive. Pursuant to article 1 of the Board Regulations, Mr Maldonado is now an external director of the Bank.

Indicate any changes that may have occurred during the period in the type of directorship of each director:

B.1.4 Explain, where applicable, the reasons why proprietary directors have been appointed at the behest shareholders whose holding is less than 5% of the capital.

Indicate whether formal petitions for presence on the Board have been received from shareholders whose holding is equal to or higher than others at whose behest proprietary directors were appointed. Where applicable, explain why these petitions have not been satisfied.

NO

B.1.5 Indicate if any director has stood down before the end of his/her term in office, if the director has explained his/her reasons to the Board and through which channels, and in the event reasons were give in writing to the entire Board, explain below, at least the reasons that were given:

NO

B.1.6. Indicate any powers delegated to the managing director(s):

Name of director (person or company)

FRANCISCO GONZÁLEZ RODRÍGUEZ

Brief description

Holds wide-ranging powers of proxy and administration in keeping with the characteristics and needs of his post as Chairman & CEO of the Company.

Name of director (person or company)

ÁNGEL CANO FERNÁNDEZ

Brief description

Holds wide-ranging powers of proxy and administration in keeping with the characteristics and needs of his post as President & COO of the Company.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.7 Identify any members of the Board holding posts as directors or managers in other companies that form part of the listed company’s group:

Name of director (person or company)	Name of the group	Post
FRANCISCO GONZÁLEZ RODRÍGUEZ	BBVA BANCOMER, S.A.	DIRECTOR
FRANCISCO GONZÁLEZ RODRÍGUEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	BBVA BANCOMER, S.A.	ACTING DIRECTOR
ÁNGEL CANO FERNÁNDEZ	CHINA CITIC BANK CORPORATION LIMITED (CNCB)	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	ACTING DIRECTOR
ÁNGEL CANO FERNÁNDEZ	TURKIYE GARANTI BANKASI A.S.	DIRECTOR

B.1.8 List, where applicable, any company directors that sit on Boards of other companies publicly traded in Spain outside the group, of which the company has been informed:

B.1.9 Indicate and, where applicable, explain whether the company has established rules on the number of Boards on which its directors may sit:

YES

Explanation of the rules

Article 11 of the Board Regulations establishes that in the performance of their duties, directors will be subject to the incompatibility and debarment rules established under current legislation and in particular under Act 31/1968, 27th July, on senior management incompatibilities in the private sector banking industry. This establishes the maximum number of boards to which a bank director may belong.

Directors may not, on their own behalf or on behalf of a third party, engage in an activity that is identical, similar or supplementary to that which constitutes the Company’s corporate purpose, except with express authorisation from the Company, by resolution of the General Meeting, to which end they must inform the Board of Directors of that fact.

Directors may not provide professional services to companies competing with the Bank or of any of its Group companies. They will not agree to be an employee, manager or director of such companies unless they have received express prior authorisation from the Board of Directors or unless these activities had been provided or conducted before they joined the Board and they had informed the Bank of them at that time.

Directors of the Bank may not hold office in any company in which the Bank holds an interest or in any company within its Group.

As an exception and at the discretion of the Bank, executive directors are able to hold office in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associate companies with the approval of the Board of Directors. Loss of the office of executive director carries an obligation to resign from any office in a subsidiary or associate company that is held by virtue of such directorship.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Non-executive directors may hold office in the Bank’s associate companies or in any other Group company provided the office is not related to the Group’s holding in such companies. They must have prior approval from the Board of Directors. For these purposes, holdings of the Bank or its Group of companies resulting from its ordinary business activities, asset management, treasury trading, derivative hedging and/or other transactions will not be taken into account.

Directors may not hold political office or engage in other activities that might have a public significance or affect the image of the Bank in any manner, unless this is with prior authorisation from the Board of Directors.

B.1.10 Regarding recommendation no. 8 of the Unified Code, list the general strategies and policies in the company that the Board reserves for plenary approval:

Investment and funding policy	YES

Definition of how the Group companies are structured	YES

The corporate governance policy	YES

The corporate social responsibility policy	YES

The strategic or business plan and the annual management and budgetary targets	YES

The policy for senior managers’ remuneration and performance assessment	YES

The policy for overseeing and managing risks, and the periodic monitoring of the internal information and oversight systems.	YES

The dividend policy and the treasury-stock policy, especially their limits	YES

B.1.11 Fill in the following tables on the aggregate remuneration of directors accruing during the year:

a) In the company covered in this report:

Remuneration item	Data in €k
Fixed remuneration	7,577
Variable remuneration	1,636
Attendance fees	0
Bylaw perquisites	0
Share options and/or other financial instruments	2,901
Others	805

Total:	12,919

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Other benefits	Data in €k
Advances	0
Loans granted	0
Funds and pension schemes: Contributions	0
Funds and pension schemes: Contractual obligations	22,703
Life-insurance premiums	0
Guarantees constituted by the company for the directors	0

b) For company directors sitting on other Boards of directors and/or belonging to the senior management of group companies:

Remuneration item	Data in €k
Fixed remuneration	0
Variable remuneration	0
Attendance fees	0
Bylaw perquisites	0
Share options and/or other financial instruments	0
Others	0

Total:	0

Other benefits	Data in €k
Advances	0
Loans granted	0
Funds and pension schemes: Contributions	0
Funds and pension schemes: Contractual obligations	0
Life-insurance premiums	0
Guarantees constituted by the company for the directors	0

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c) Total remuneration by type of directorship:

Type of directorship	By company	By group
Executives	8,287	0
Proprietary directors	0	0
Independent External Directors	4,243	0
Other External Directors	389	0

Total:	12,919	0

d) Regarding the attributable profit of the dominant company:

Total remuneration of all directors (€k)	12,919
Total remuneration of all directors/attributable profit of dominant company (expressed as %)	0.8

B.1.12 Identify the members of the senior management that are not in turn executive directors, and indicate total remuneration accruing to them during the year:

Name (person or company)	Post

EDUARDO ARBIZU LOSTAO	LEGAL, AUDIT & COMPLIANCE SERVICES

MANUEL SÁNCHEZ RODRÍGUEZ	UNITED STATES

RAMÓN MARÍA MONELL VALLS	INNOVATION & TECHNOLOGY

CARLOS TORRES VILA	CORPORATE STRATEGY & DEVELOPMENT

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

GREGORIO PANADERO ILLERA	COMMUNICATION & BRAND

MANUEL GONZÁLEZ CID	FINANCE DEPARTMENT

MANUEL CASTRO ALADRO	GLOBAL RISK MANAGEMENT

IGNACIO DESCHAMPS GONZÁLEZ	RETAIL BANKING

VICENTE RODERO RODERO	MEXICO

JUAN ASÚA MADARIAGA	CORPORATE & INVESTMENT BANKING (CIB)

JUAN IGNACIO APOITA GORDO	HUMAN RESOURCES & SERVICES

JAIME SAENZ DE TEJADA	SPAIN AND PORTUGAL

RICARDO GÓMEZ BARREDO	GLOBAL ACCOUNTING & INFORMATION MANAGEMENT

Total senior management remuneration (€k)	17,731

B.1.13 Identify in aggregate terms whether there are ring-fence or guarantee clauses for cases of dismissal or changes of control in favour of the senior management, including executive directors, of the company or of its group. Indicate whether these contracts must be disclosed and/or approved by the company or group governance bodies:

Number of beneficiaries	13

	Board of Directors	General Meeting
Body authorising the clauses	YES	NO

Is the General Meeting informed of the clauses?	YES

B.1.14. Indicate the process to establish remuneration of Board members and the relevant Bylaw clauses.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Process to establish remuneration of Board members and the relevant Bylaw clauses.

As established in the Company Bylaws, the BBVA remuneration policy separates the remuneration system for executive directors, ie those delegated with permanent powers of executive management who perform senior management duties or are employees of BBVA or entities within its Group, from the system for non-executive directors who are jointly responsible for decision-making on the governing bodies.

Regarding executive directors, Article 50 b) of the Company Bylaws establishes:

Directors tasked with executive duties in the Company, whatever the nature of their legal relationship with it, will be entitled to receive remuneration for the performance of these duties. This will consist of: a fixed amount, in keeping with the services and responsibilities of the post; a variable supplement and any reward schemes established in general for the senior management of the Bank. This may comprise delivery of shares or share options or remuneration indexed to the share price subject to any requirements established by prevailing legislation. The remuneration also includes benefits, such as the relevant retirement and insurance schemes and social security. In the event of severance not due to dereliction of duties, they will be entitled to compensation.

Under the BBVA Board Regulations, the Remuneration Committee has powers to determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman, the Chief Operating Officer and other executive directors of the Bank, so that these can be submitted to the Board of Directors and written into their contracts.

The Remuneration Committee, which comprises only external directors (and is currently made up of a majority of independent directors, including its Chair), annually determines the fixed and variable remuneration of the executive directors and establishes the applicable targets in order to determine their variable remuneration. This is later presented for the consideration of the Board of Directors.

Regarding non-executive directors, Article 33 bis of the Company Bylaws establishes the following:

Directorships will be remunerated.

The remuneration of directors for their directorship will comprise a fixed annual allocation, which will be distributed by the Board of Directors in the manner that the Board so determines, in view of the conditions, duties and responsibilities of each director attributed by the Board and their membership of the various Committees. This may give rise to different amounts of remuneration for each director. The Board will also determine the timing and form in which this allocation is paid, which may include insurance and pensions schemes established at any time.

The amount of the annual allocation for the Board of Directors will be the amount that the General Meeting determines. This amount will remain in force until the General Meeting resolves its amendment, although the Board of Directors may reduce it in years when it deems fit.

In addition to this allocation, the directors’ remuneration may also comprise the vesting of shares or share options or amounts benchmarked to the share performance. The application of this remuneration modality will require a General Meeting resolution, expressing, as appropriate, the number of shares to be delivered, the strike price on the share options, the value of the shares to be benchmarked and how long this remuneration system will last.

Directors performing executive duties in the Company will be excluded from the remuneration system established in the foregoing paragraphs. Their remuneration will be regulated by article 50 bis of the Company Bylaws with the amount and conditions determined by the Board of Directors.

To this effect, the General Meeting, 16th March 2012, established the total allocation amount to be paid by the Bank to all its directors at €6 million, with subsequent approval of the annual amounts for 2012 by the Board pursuant to article 17 of its Regulations and as proposed by the Remuneration Committee.

To establish the remuneration of executive directors, the Remuneration Committee analyses the remuneration performance of top executives at benchmarked international financial entities, BBVA’s position in comparison with its

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

peer group, the remuneration of the Bank’s executive directors over previous years and expected salary increases for the senior management. This was determined using benchmark analytics and studies carried out by one of the best-in-class consultancy firms regarding executive and senior management remuneration, providing information on the metrics used at the large international banks that comprise BBVA’s peer group.

To establish the remuneration of non-executive directors, the Remuneration Committee analyses the responsibility, dedication and incompatibilities as a function of the post they hold as well as the remuneration performance of non-executive directors at other financial institutions.

State whether the Board, in plenary session, has reserved powers to approve the following resolutions:

At the proposal of the company’s chief executive officer, the appointment and possible separation of senior managers from their posts, as well as their severance compensation clauses.	YES

Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that must be included in their contracts.	YES

B.1.15 Indicate whether the Board of Directors approves a detailed remuneration policy and explain on which issues it pronounces its opinion:

YES

Amount of the fixed components, with breakdown, where applicable, of fees for attending the board and its committees meetings and an estimate of the fixed annual remuneration arising from the same	YES

Variable remuneration items	YES

Main specifications of the pension schemes, with an estimate of their amount or equivalent annual cost.	YES

Conditions that the contracts of executive directors in senior management positions must respect	YES

B.1.16 Indicate whether the Board of Directors submits an annual report on the directors pay policy to the General Meeting for consultation purposes. If so, explain the aspects of the report on the remuneration policy approved by the Board for future years, the most significant changes in this policy compared to the policy applied during the year and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and if external advisors have been engaged, the identity of the consultants involved:

YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Issues on which the Board pronounces on remuneration policy

The Remuneration Policy Report of the BBVA Board of Directors contains a description of the general principles of the Group remuneration policy and gives a breakdown of the remuneration system as applied to executive and non-executive directors. The report details the remuneration system for executive directors and its components, including both fixed and variable remuneration (comprising ordinary variable remuneration in cash and variable remuneration in shares); the pensions system and other remuneration items; the main characteristics of the executive directors’ contracts with BBVA. It also includes the remuneration system for BBVA non-executive directors with fixed remuneration and the system of variable remuneration with Deferred Delivery of Shares; and the future policy offering maximum transparency in this regard.

Pursuant to article 61 ter of the Securities Exchange Act, the Remuneration Policy of the BBVA Board of Directors also includes the policy approved by the Board for this year, the expected policy for future years, a global summary of how the remuneration policy was applied during the year and a breakdown of the individual remuneration paid to each director.

The Remuneration Policy Report of the BBVA Board of Directors was issued by the Remuneration Committee and submitted to the approval of the Board of Directors. It was subsequently submitted to the consultative vote of the General Meeting, 16th March 2012 as a separate agenda item, and was approved by 96.34% of the shareholders attending the General Meeting.

Role of the Remuneration Committee

The duties of the Remuneration Committee are reflected in article 36 of the Board Regulations as follows:

1.

- Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

2.

- Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3.	- Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will report on this every year to the Company’s Annual General Meeting.

4.

- Propose the remuneration policy for senior management to the Board, and the basic conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance duties within the Entity.

5.	- Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6.

- Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

7.	- Any other duties that may have been allocated under these Regulations or given to the Committee by a Board of Directors resolution.

The Remuneration Committee, comprising a majority of independent directors including its Chairman, is tasked with establishing both the amount of fixed and variable remuneration for executive directors and the remuneration policy applicable to those Group employees whose professional activities may have a significant impact on the Entity’s risk profile, including members of the Group senior management, submitting the corresponding proposals to the Board. In order to perform its duties appropriately, the Remuneration Committee is supported by the Bank’s in-house services and has free access to the external advisory services that it deems necessary. This Remuneration Committee carries out an annual evaluation of the application of the remuneration policy approved by the Bank’s Board of Directors.

Has external consultancy been used?	YES

Identity of external consultants.

Towers Watson

B.1.17 Indicate, where applicable, the identity of Board members who also sit on boards or form part of the management of companies that hold significant shareholdings in the listed company and/or in its group companies:

List the relevant affiliations other than those considered in the above paragraph that link board members to significant shareholders and/or companies in their group:

B.1.18 Indicate whether during the year there has been any change in the Board Regulations:

NO

B.1.19 Indicate procedures for the appointment, re-election, evaluation and removal of directors. List the competent bodies, the procedures to be followed and the criteria to be employed in each procedure.

Appointment:

Articles 2 and 3 of the Board Regulations stipulate that members will be appointed to the Board by the General Meeting without prejudice to the Board’s right to co-opt members in the event of any vacancy.

In any event, persons proposed for appointment as directors must meet the requirements pursuant to applicable legislation, the special code of standards for financial institutions, and the Company Bylaws.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Board of Directors will put its proposals to the Company’s General Meeting in such a way that there is an ample majority of external directors over executive directors on the Board and that the number of independent directors accounts for at least one third of the total seats.

The Board will approve the proposals it submits to the General Meeting for appointment or re-election of directors and its resolutions to co-opt directors at the proposal of the Appointments Committee in the case of independent directors, and following a report from this Committee for all other directors.

To such end, the Board Regulations establish that the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates in the event of no or few female directors.

The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, she/he must leave the room.

Directors will stay in office for the term defined by the Company Bylaws under a resolution passed by the General Meeting. If they have been co-opted, they will stay in office until the next General Meeting is held. The General Meeting may then ratify their appointment for the term of office remaining to the director whose vacancy they have covered through co-option, or else appoint them for the term of office established under the Company Bylaws.

Re-election:

See above section.

Evaluation:

Article 17 of the Board Regulations indicates that the Board of Directors will be responsible for assessing the quality and efficiency in the operation of the Board and its Committees, on the basis of the reports that said Committees submit. The Board is also tasked with assessing the performance of the Chairman of the Board and, where pertinent, of the Company’s Chief Executive Officer, on the basis of the report submitted by the Appointments Committee.

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board, will organise and coordinate with the Chairs of the relevant Committees to carry out periodic assessment of the Board, and of the Chief Executive Officer of the Bank, when this post is not also held by the Chairman.

Pursuant to the provisions of these Board Regulations, as in previous years, in 2012 the Board of Directors assessed the quality and efficiency of its own operation and that of its Committees, as well as the performance of the duties of the Chairman, both as Chairman of the Board and as Chief Executive Officer of the Bank.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Severance:

Directors will stand down from office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the board of any circumstances affecting them that might harm the Company’s reputation and credit and, in particular, of any criminal charges brought against them and any significant changes that may arise in their standing before the courts.

Directors must place their directorship at the disposal of the Board of Directors and accept its decision regarding their continuity in office. If its decision is negative, they are obliged to tender their resignation under the circumstances listed in section B.1.20 below.

Directors will resign their positions on reaching 75 years of age. They must present their resignation at the first meeting of the Bank’s Board of Directors after the General Meeting that approves the accounts for the year in which they reach this age.

B.1.20 Indicate the circumstances under which directors are obliged to resign.

Apart from the cases established in the applicable legislation, article 12 of the BBVA Board Regulations establishes that board members must place their directorship at the disposal of the Board of Directors and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are obliged to present their formal resignation. Such circumstances would arise in the following cases:

- When they are affected by circumstances of incompatibility or debarment as defined under prevailing legislation, in the Company’s Bylaws or in the Director’s Charter.

- When significant changes occur in their professional situation or that may affect the condition by virtue of which they were appointed to the Board.

- When they are in dereliction of their duties as directors.

- When the director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, and/or no longer displays the commercial and professional honour required to hold a Bank directorship.

B.1.21 Explain whether the role of Chief Executive Officer in the company is played by the Chairman of the Board. If so, indicate the measures taken to limit the risks of accumulating powers in a single person:

YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Measures to limit risks

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s Chief Executive Officer unless the Board resolves to separate the posts of Chairman and Chief Executive Officer on the grounds of the Company’s best interests. However BBVA has a system of Corporate Governance that establishes effective mechanisms to avoid the concentration of power in one sole individual and guarantees effective control and efficient supervision of the Bank’s executives. These include:

- As provided for in the Bank’s Company Bylaws, BBVA has a President & Chief Operating Officer that holds the broadest powers delegated by the Board. He is empowered to manage and represent the Company in keeping with the post. The heads of all Business Areas of the Company and of some of the Supporting Areas immediately below the President & COO’s office in the organisation, report to the President & COO, who in turn reports directly to the Board of Directors each month on the Company’s performance

The BBVA Board of Directors comprises an ample majority of independent directors, allowing an appropriate balance between the oversight and control duties of the corporate bodies. Pursuant to the Board Regulations, any director may request the inclusion of items on the agenda that they deem advisable for the interests of the Group. Article 18 of the Board Regulations also establishes the possibility that if those directors that represent one quarter of the Board members appointed at any time so wish, they may request a Board Meeting be held.

- BBVA has a Executive Committee, mainly comprising external directors with the following authority:

To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, evaluating and approving the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

The BBVA Executive Committee meets every two weeks and reports directly to the Chief Risk Officer, the Chief Financial Officer and the heads of the Business Areas. It performs executive duties including the approval of specific operations, establishing risk limits and proposing policy. It also has oversight duties such as the analysis of the Bank’s activity and earnings prior to the Board meetings, share performance analysis, market situations and liquidity, credit and market risk management.

To better perform its duties with respect to management oversight and key issues such as the management of risks, remuneration, appointments and reviews of financial situations, the Board has brought in support from various Committees, including the Audit & Compliance Committee, Appointments Committee, Remuneration Committee and the Risks Committee. These Committees assist the Board on those issues that correspond to matters within its remit. Their composition and organisational standards and operation are detailed in section B.2.3 below.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

These specialist Committees only comprise external directors, the majority of whom are independent (the Audit & Compliance Committee and the Risks Committee are wholly comprised of independent directors and the Appointments Committee and Remuneration Committee have a majority of independent directors).

Likewise, all the Chairs of the Committees are independent directors that decide the agenda for the corresponding Committees, call meetings and have direct access to the Bank’s executives.

This structure and organisation of the managing bodies, together with the high number of independent directors comprising the Board and its Committees, alongside the operational system of the Board (based on specialist assistance on the most relevant issues from Board Committees that operate under a system independent of the Bank’s executives, setting their own agendas, calling the Bank executives to meetings as necessary and accessing all information required for the decision-making process), guarantees a System of Corporate Governance that properly combines all its elements to avoid the accumulation of powers in one sole individual.

Indicate and where applicable explain whether rules have been established to empower one of the independent directors to request a Board meeting be called or new business included on the agenda, to coordinate and give voice to the concerns of external directors and to direct the assessment by the Board of Directors

NO

B.1.22 Are reinforced majorities required, other than the legal majorities, for any type of resolution?

NO

Indicate how resolutions are adopted in the Board of Directors, giving at least the minimum quorum for attendance and the type of majorities required to adopt resolutions:

Description of resolution:

Appointment of an Executive Committee and appointment of the President & Chief Operating Officer

Quorum	%
Half plus one of its members, present or represented	50.01

Type of majority	%
Favourable vote of 2/3 of members	66.66

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Description of resolution:

Other resolutions

Quorum	%
Half plus one of its members, present or represented	50.01

Type of majority	%
Absolute majority of votes present of represented.	50.01

B.1.23 Explain whether there are specific requirements, other than those regarding directors, to be appointed Chairman.

NO

B.1.24 Indicate whether the Chairman has a casting vote:

NO

B.1.25 Indicate whether the Bylaws or the Board Regulations establish any age limit for directors:

YES

Age limit for Chairman	Age limit for Managing Director	Age limit for Directors
0	0	75

B.1.26 Indicate whether the Bylaws or the Board Regulations establish any limit for independent directors’ term of office:

NO

Maximum number of years in office	0

B.1.27 If there are few or no female directors, explain the reasons and the initiatives adopted to correct the situation

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explanation of reasons and initiatives

Article 3 of the Board Regulations establishes that the proposals that the Board submits to the Company’s General Meeting for the appointment or re-election of directors and the resolutions to co-opt directors made by the Board of Directors will be approved at the proposal of the Appointments Committee in the case of independent directors and on the basis of a report from said Committee in the case of all other directors. The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, she/he must leave the room.

The Appointments Committee is tasked with formulating and providing information for the proposals to appoint and re-elect directors.

To such end, the Board Regulations establish that the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates in the event of no or few female directors.

In the latest selection processes, the Appointments Committee has ensured that there are no implicit biases that may hinder the access of women to the vacancies. It evaluated the skills, knowledge and expertise of all the candidates according to the needs of the governing bodies at any time, assessing the dedication necessary to be able to suitably perform their duties. For these selection processes, the Committee has received support from one of the most prestigious consultancy firms on the international market in the selection of directors.

During these processes, the external expert was expressly requested to include women with the suitable profile among the candidates to be presented and the Committee analysed the personal and professional profiles of all the candidates presented on the basis of the information provided by the consultancy firm, according to the needs of the Bank’s governing bodies at any time. The skills, knowledge and expertise necessary to be a Bank director were evaluated and the rules on incompatibilities and conflicts of interest as well as the dedication deemed necessary to be able to comply with the duties was taken into account.

The last selection process that took place between 2011 and 2012, concluded with the proposal to the Board of the appointment of Ms Belén Garijo López as director of the Bank, with the status of independent director. She was appointed by the General Meeting, 16th March 2012 as a result of which the Bank currently has two female directors.

In particular, indicate whether the Appointments & Remuneration Committee have established procedures for selecting female directors, and deliberately seeks candidates meeting the required profile:

YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate the main procedures

See previous section.

During the selection processes, the Appointments Committee pursuant to the Board Regulations, has ensured that women who meet the sought-after professional profile are included among the potential candidates. In addition it has made sure that the selection procedures do not include implicit biases that might hinder the selection of female directors.

B.1.28 Indicate whether there are formal processes for delegating votes on the Board of Directors. If so, describe them briefly.

The BBVA Board Regulations establishes that directors are obliged to attend the meetings of corporate bodies and the meetings of the Board Committees on which they sit, unless for a justifiable reason. Directors shall participate in the discussions and debates on matters submitted for their consideration.

However, article 21 of the Board Regulations establishes that should it not be possible for a director to attend any of the Board meetings, she or he may give a proxy to another director to represent and vote for her or him. This will be done by a letter, fax, telegram or electronic mail sent to the Company with the information required for the proxy director to be able to follow the absent director’s indications.

B.1.29 Indicate the number of meetings the Board of Directors has held during the year. Where applicable, indicate how many times the board has met without the Chairman in attendance:

Number of Board Meetings	14

Number of Board Meetings not attended by the Chairman	0

Indicate the number of meetings the Board’s different Committees have held during the year.

Number of Executive Committee meetings	22

Number of Audit Committee meetings	12

Number of Appointments & Remuneration Committee meetings	0

Number of Appointments Committee meetings	5

Number of Remuneration Committee meetings	8

B.1.30 Indicate the number of meetings the Board of Directors has held during the year without the attendance of all its members. In calculating this number, non-attendance shall include proxies given without specific instructions:

Number of non-attendances by directors during the year	0

% of non-attendances to total votes during the year	0.000

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.31 Indicate whether the individual and consolidated financial statements presented to the Board’s approval are certified beforehand:

NO

Where applicable, identify the person(s) who has(have) certified the individual and consolidated financial statements to be filed by the Board:

B.1.32 Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements that it files from being presented to the General Meeting with a qualified auditor’s report.

Article 2 of the BBVA Audit & Compliance Committee’s Regulations establishes that the Committee, consisting exclusively of independent directors, shall have the task of assisting the Board of Directors in supervising the BBVA Group’s financial statements and in the exercise of its oversight duties for the BBVA Group. The following are included within the scope of its duties: Supervising the sufficiency, adequacy and effectiveness of the internal oversight systems and ensuring the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in the annual and quarterly reports. This also applies to the accounting and financial information required by the Bank of Spain or other regulatory bodies of countries where the Group operates.

The Committee will verify that the audit schedule is being carried out under the service agreement with suitable periodicity, and that it satisfies the requirements of the competent authorities (in particular the Bank of Spain) and the Bank’s governing bodies. It will periodically (at least once a year) request the auditors to provide an assessment of the quality of internal oversight procedures in the Group.

The Committee shall also be apprised of any infractions, situations requiring corrections, or anomalies of relevance that may be detected while the external audit is being carried out. Relevance shall mean any situations that, on their own or together as a whole, may originate significant material damage or impact on the Group’s net worth, earnings or reputation. The external auditor has full discretion to decide what is of relevance and, in the event of any doubt, the auditor must opt for disclosure.

B.1.33 Is the Company Secretary a director?

NO

B.1.34 Explain the appointment and severance procedures for the Secretary of the Board, indicating whether his/her appointment and severance have been reported to the Appointments Committee and approved by the Board in a plenary meeting.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Appointment and severance procedure

The BBVA Board Regulations establish that the Board of Directors will appoint a Secretary from amongst its members, on the basis of a report from the Appointments Committee, unless it resolves to commend these duties to a person other than a Board member. The same procedure will be applicable for the severance of the Secretary from his or her duties.

Does the Appointments Committee have a say in his/her appointment?	YES

Does the Appointments Committee have a say in his/her severance?	YES

Does the Board, in plenary, approve the appointment?	YES

Does the Board, in plenary, approve the severance?	YES

Does the Secretary of the Board have the duty to specifically oversee good governance recommendations?

YES

Observations

Article 23 of the Board Regulations establishes that the Secretary, as well as performing the duties attributed by law and by the Company Bylaws, will also oversee the formal and material legality of the Board’s actions, ensuring they comply with the Company Bylaws, the General Meeting Regulations and the Board Regulations, and that they take into account any recommendations on good governance that the Company has underwritten at any time.

B.1.35 Indicate what mechanisms the company has established, if any, to preserve the independence of the auditor, the financial analysts, the investment banks and the rating agencies.

The BBVA Audit & Compliance Committee Regulations establish that this Committee’s duties, described in section B.2.3.2, include ensuring the independence of the external audit in two ways:

- ensuring that the auditors’ warnings, opinions and recommendations cannot be compromised.

- establishing the incompatibility between the provision of audit and consultancy services, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the Committee must grant its approval, which can be done in advance by delegation to its Chair.

This matter is subjected to special attention by the Audit Committee, which holds periodic meetings with the external auditor, without Bank directors being present, to know the details of the progress and quality of the external audit work, as well as to confirm the independence of the performance of their duties. It also monitors the engagement of consultancy services to ensure compliance with the Committee’s Regulations and the applicable legislation in order to safeguard the independence of the external auditor.

Likewise, in compliance with point six of section 4 of the additional provision 18 to the Securities Exchange Act and article 30 of the BBVA Board Regulations, each year, before the audit report is issued, the Audit & Compliance Committee must submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services provided to Group entities. The external auditor must also issue a report each year, confirming its independence from BBVA or

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

entities directly or indirectly related to BBVA. The report must also include information on additional services of any kind provided to such entities by said auditors or by persons or entities related to them, pursuant to the consolidated text of the Accounts Auditing Act.

In compliance with these obligations, in 2012 the corresponding reports have been issued that confirm the independence of the auditor.

Additionally, as BBVA shares are listed on the New York stock exchange, the Bank is subject to compliance with the standards established in this respect under the Sarbanes Oxley Act and its implementing regulations.

B.1.36 Indicate whether the company has changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

NO

Outgoing auditor	Incoming auditor

If there were disagreements with the outgoing auditor, explain their grounds:

NO

B.1.37 Indicate whether the audit firm does other work for the company and/or its group other than the audit. If so, declare the amount of fees received for such work and the percentage of such fees in the total fees charged to the company and/or its group.

YES

	Company	Group	Total
Amount of non-audit work (€k)	1,586	1,701	3,287
Amount of non-audit work / total amount billed by the audit firm (%)	17.090	10.020	12.520

B.1.38 Indicate whether the audit report on the annual financial statements for the previous year contained reservations or qualifications. If so, indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of such reservations or qualifications.

NO

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.39 Indicate the number of years during which the current audit firm has been doing the audit of the financial statements for the company and/or its group without interruption. Indicate the percentage of the number of years audited by the current audit firm to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	10	10

	Company	Group
Number of years audited by current audit firm / number of years the company has been audited (%)	83.3	83.3

B.1.40 Indicate the holdings of the company’s Board members in the capital of institutions that have the same, an equivalent or a supplementary kind of activity to that of the corporate object of the company and its group, that have been communicated to the company. Indicate the posts or duties they exercise in these institutions:

Name of director (person or company)	Name of institution	% holding	Post or duties
BELÉN GARIJO LÓPEZ	BANKIA, S.A.	0.000	—
IGNACIO FERRERO JORDI	UBS AG	0.000	—
IGNACIO FERRERO JORDI	CREDIT SUISSE AG	0.000	—
IGNACIO FERRERO JORDI	DEUTSCHE BANK AG	0.000	—
JOSÉ LUIS PALAO GARCÍA-SUELTO	BANCO SANTANDER, S.A.	0.000	—
JOSÉ LUIS PALAO GARCÍA-SUELTO	CAIXABANK, S.A.	0.000	—

B.1.41 Indicate and, where applicable, give details on the existence of a procedure for directors to engage external advisory services:

YES

Details of the procedure

Article 6 of the BBVA Board Regulations expressly recognises that directors may request any additional information or advice they require to comply with their duties, and may ask the Board of Directors for expert help from outside the Bank for any matters put to their consideration whose special complexity or importance makes this advisable.

The Audit & Compliance Committee, pursuant to article 31 of the Board Regulations, may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Under articles 34, 37 and 40 of the Board Regulations, the rest of the Committees may request the advisory services they consider necessary to establish an informed opinion regarding issues within their scope of powers. They will channel the request through the Secretary of the Board.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.1.42 Indicate and, where applicable, give details on the existence of a procedure for directors to obtain the information they need to prepare the meetings of the governing bodies in sufficient time:

YES

Details of the procedure

Article 6 of the Board Regulations establishes that directors will be apprised of sufficient information to be able to form their own opinions regarding the questions that the Bank’s governing bodies are empowered to deal with. They may request any additional information or advice they require to comply with their duties.

Exercise of these rights must be channelled through the Chairman and/or Secretary of the Board of Directors. The Chairman and/or Secretary will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board Committees.

B.1.43 Indicate and, where applicable give details, whether the company has established rules obliging directors to report and, where applicable, resign under circumstances that may undermine the company’s credit and reputation:

YES

Explanation of the rules

Article 12 of the Board Regulations establishes that directors must apprise the Board of any circumstances affecting them that might damage the Company’s reputation and credit and, in particular, of any criminal charges brought against them, and any significant changes that may arise in their standing before the courts.

Directors must place their office at the disposal of the Board and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they not continue, they will accordingly tender their resignation when events that can be traced to the director as such have caused serious damage to the company’s assets, credit and/or reputation or when they have lost the commercial and professional honour necessary to hold a Bank directorship.

B.1.44. Indicate whether any Board member has informed the company of being sued or having any court proceedings opened against him or her for any of the offences listed in article 124 of the Companies Act:

NO

Indicate whether the Board of Directors has analysed the case. If so, explain the grounds for the decision reached as to whether or not the director should remain on the Board.

NO

Decision taken	Explanation

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.2. Board of Directors’ Committees

B.2.1 List all the Board of Directors’ Committees and their members:

EXECUTIVE COMMITTEE

Name	Post	Type
FRANCISCO GONZÁLEZ RODRÍGUEZ	CHAIRMAN	EXECUTIVE
ENRIQUE MEDINA FERNÁNDEZ	MEMBER	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT
ÁNGEL CANO FERNÁNDEZ	MEMBER	EXECUTIVE

AUDIT COMMITTEE

Name	Post	Type
JOSÉ LUIS PALAO GARCÍA-SUELTO	CHAIRMAN	INDEPENDENT
BELÉN GARIJO LÓPEZ	MEMBER	INDEPENDENT
CARLOS LORING MARTÍNEZ DE IRUJO	MEMBER	INDEPENDENT
RAMÓN BUSTAMANTE Y DE LA MORA	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT
TOMÁS ALFARO DRAKE	MEMBER	INDEPENDENT

APPOINTMENTS COMMITTEE

Name	Post	Type
TOMÁS ALFARO DRAKE	CHAIRMAN	INDEPENDENT
JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REMUNERATION COMMITTEE

Name	Post	Type
CARLOS LORING MARTÍNEZ DE IRUJO	CHAIRMAN	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN PI LLORENS	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

RISKS

Name	Post	Type
JOSÉ ANTONIO FERNÁNDEZ RIVERO	CHAIRMAN	INDEPENDENT
ENRIQUE MEDINA FERNÁNDEZ	MEMBER	INDEPENDENT
JOSÉ LUIS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT
JUAN PI LLORENS	MEMBER	INDEPENDENT
RAMÓN BUSTAMANTE Y DE LA MORA	MEMBER	INDEPENDENT

B.2.2 Indicate the duties assigned to the Audit Committee:

Supervise the process of drawing up the financial information and its integrity for the Company and its Group, reviewing compliance with regulatory requirements, suitable scope of the consolidation perimeter and the correct application of accounting principles.

YES

Periodically review the systems of internal risk management and oversight to ensure the main risks are properly identified, managed and made known.	YES

Ensure the independence and efficacy of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports

YES

Establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the Company that may be of potential importance, especially financial and accounting irregularities.

YES

Put to the Board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.	YES

Receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due note of its recommendations.	YES

Ensure the independence of the external auditor	YES

In the case of groups, help the group auditor take responsibility for the audits of the companies comprising it.	YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.2.3. Give a description of the rules governing the organisation and running of each of the Board Committees and the responsibilities attributed to each.

Name of Committee:

APPOINTMENTS COMMITTEE

Brief description:

B.2.3.4 Appointments Committee

The Board Regulations establish the following:

Article 32. Composition: The Appointments Committee will comprise at least three members, appointed by the Board of Directors which will also appoint the Committee Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 33. Duties: The duties of the Appointments Committee will be as follows: 1. Draw up and report proposals for appointment and re-election of directors under the terms and conditions established in the first paragraph of article 3 of the Board Regulations. To such end, the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists, when there are no or few female directors. When drawing up proposals for the appointment and re-election of directors, the Committee will take into account, in case they may be considered suitable, any applications that may be made by any Board member for potential candidates to fill the vacancies. 2. Review the status of each director each year, so that this may be reflected in the Annual Corporate Governance Report. 3. Report on the performance of Chairman of the Board and, where applicable, the Company’s Chief Executive Officer, such that the Board can make its periodic assessment, under the terms established in these Regulations. 4. Should the chairmanship of the Board or the post of Chief Executive Officer fall vacant, the Committee will examine or organise, in the manner it deems suitable, the succession of the Chairman and/or Chief Executive Officer and put corresponding proposals to the Board for an orderly, well-planned succession. 5. Report any appointment and severance of senior managers. 6. Any other duties that may have been allocated under these regulations or attributed to the Committee by a Board of Directors resolution. In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board and, where applicable, the Chief Executive Officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 34. Rules of organisation and operation: The Appointments Committee will meet as often as necessary to perform its duties, convened by its Chair or by whomever stands in for its Chair pursuant to article 32 of the Board Regulations. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation will be in accordance with the provisions of these Board of Directors Regulations insofar as they are applicable.

Name of Committee:

REMUNERATION COMMITTEE

Brief description:

B.2.3.5 Remuneration Committee:

The Board Regulations establish the following:

Article 35. Composition: The Remuneration Committee will consist of at least three members, appointed by the Board of Directors which will also appoint the Committee Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 36. Duties: The functions of the Remuneration Committee will be as follows:

1. Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

2. Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3. Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will report on this to the Company’s Annual General Meeting.

4. Propose the remuneration policy for senior management to the Board, and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Entity.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

5. Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6. Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

7. Any others that may have been allocated under these Regulations or attributed to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board and, where applicable, the Company’s Chief Executive Officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

Article 37. Rules of organisation and operation: The Remuneration Committee will meet as often as necessary to perform its duties, convened by its Chair or by whomever stands in for its Chair pursuant to article 35 above. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation will be in accordance with the provisions of these Board of Directors Regulations insofar as they are applicable.

Name of Committee:

EXECUTIVE COMMITTEE

Brief description:

B.2.3.1 Executive Committee

Article 26 of the Board Regulations establishes the following:

In accordance with Company Bylaws, the Board of Directors may appoint an Executive Committee, once two-thirds of its members vote for it and record of the resolution is duly filed at the Companies Registry. It will try to ensure that it has a majority of external directors to executive directors.

The Executive Committee will be chaired by the Chairman of the Board of Directors, or when this is not possible, by whomever the Company Bylaws determines.

The Secretary of the Committee will be the Secretary of the Board. If absent, the person the meeting’s members appoint for this purpose will stand in for the Board Secretary.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 27 of the Board Regulations establishes the functions of the Executive Committee within the Company, as follows:

The Executive Committee will deal with the business that the Board of Directors delegates to it in accordance with prevailing legislation or with the Company Bylaws.

Specifically, the Executive Committee is entrusted with evaluation of the Bank’s system of corporate governance. This will be analysed in the context of the Company’s development and of the results it has obtained, taking into account any regulations that may be passed and recommendations made regarding best market practices, adapting these to the Company’s specific circumstances.

Additionally, article 28 of the Board Regulations establishes the following rules regarding the Committee’s organisation and operation:

The Executive Committee will meet on the dates indicated in the annual calendar of scheduled meetings and when the Chairman or acting chairman so decides.

All other aspects of its organisation and operation will be subject to the provisions these Regulations establish for the Board of Directors.

Once the minutes of the meeting of the Executive committee are approved, they shall be signed by the Secretary and countersigned by whomever chaired the meeting.

Directors will be given access to the approved minutes of the Executive Committee at the beginning of Board meetings, so that they can be apprised of the content of its meetings and the resolutions it has adopted.

Name of Committee:

AUDIT COMMITTEE

Brief description:

B.2.3.2 Audit & Compliance Committee

The Board Regulations establish the following:

Article 29. Composition

The BBVA Audit & Compliance Committee will be formed exclusively by independent directors who are not members of the Bank’s Executive Committee. They are tasked with assisting the Board of Directors in supervising the financial statements and exercising oversight for the BBVA Group. It will have a minimum of four members appointed by the Board in view of their knowledge and expertise in accounting, audit and/or risk management. One of these members will act as Chair, also by Board appointment.

Members of the Committee do not necessarily have to be experts in financial matters but must understand the nature of the Group’s businesses and the basic risks associated with them. It is also essential that they be prepared to apply the judgement skills ensuing from their professional experience, with an independent and critical attitude. In any event, the Committee Chair will have experience in financial management and will understand the accounting procedures and standards required by the bodies regulating the sector. The Chair must be replaced every four years and may be re-elected after one year has elapsed since separation from the position.

When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee will appoint a Secretary who may or may not be a Committee member but may not be an executive director.

Article 30. Functions

The Committee will have the powers established under the Company Bylaws, with the following scope:

1. Report to the General Meeting on matters that are raised at its meetings on matters within its scope of competence.

2. Supervise the efficacy of the Company’s internal control and oversight, internal audit, where applicable, and the risk-management systems, and discuss with the auditors or audit firms any significant issues in the internal control system detected when the audit is conducted.

3. Supervise the process of drawing up and reporting regulatory financial information.

4. Propose the appointment of auditors or audit firms to the Board of Directors for it to submit the proposal to the General Meeting, in accordance with applicable regulations.

5. Establish correct relations with the auditors or audit firms in order to receive information on any matters that may jeopardise their independence, for examination by the Committee, and any others that have to do with the process of auditing the accounts; as well as those other communications provided for by law and in auditing standards. It must unfailingly receive written confirmation by the auditors or audit firms each year of their independence with regard to the Entity or entities directly or indirectly related to it, and information on additional services of any kind provided to these entities by said auditors or audit firms, or by persons or entities linked to them as provided under Act 19/1988, 12th July, on the auditing of accounts.

6. Each year, before the audit report is issued, to submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services referred to in the previous subsection.

7. Oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities in these matters are dealt with in due time and in due form.

8. Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are properly suited to the Bank.

9. Especially enforce compliance with provisions contained in the BBVA Director’s Charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

10. Any others that may have been allocated under these regulations or attributed to the Committee by a Board of Directors resolution. As part of this objective scope, the Board shall detail the duties of the Committee in specific regulations establishing procedures by which it may perform its mission. These shall supplement the provisions of the present regulations.

Article 31. Rules of organisation and operation

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Audit & Compliance Committee will meet as often as necessary to comply with its functions although an annual calendar of meetings will be drawn up in accordance with its duties.

The officers responsible for Accounts & Consolidation, Internal Audit and Regulatory Compliance may be invited to attend Committee meetings. They may request other staff be invited from their areas who have particular knowledge or responsibility in the matters contained in the agenda, when their presence at the meeting is deemed advisable. However, only the Committee members and the Secretary shall be present when the results and conclusions of the meeting are evaluated.

The Committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

The Committee may call on the personal co-operation and reports of any employee or member of the management team when it considers that this is necessary to carry out its functions with regard to relevant issues. The usual channel for a request of this nature shall be through the reporting lines of the Company organisation. However, in exceptional cases the request can be notified directly to the person in question.

The system of convening meetings, quorums, the approval of resolutions, minutes and other details of its system of operation shall be governed by the provisions of these regulations for the Board of Directors insofar as they are applicable and by any specific regulations that might be established for this Committee.

Name of the Committee:

RISKS

Brief description:

B.2.3.3 Risks Committee:

The Board Regulations establish the following:

Article 38. Composition: The Risks Committee will have a majority of external directors, with a minimum of three members, named by the Board of Directors, which will also appoint its Chair. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 39. Duties: The functions of the Board of Directors’ Risks Committee will be as follows: Analyse and evaluate proposals related to the Group’s risk management and oversight policies and strategy. In particular, these will identify:

a) The risk map;

b) The setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (risk capital) broken down by the Group’s businesses and areas of activity;

c) The internal reporting and oversight systems used to control and manage risks;

d) The measures established to mitigate the impact of risks identified should they materialise: Monitor the match between risks accepted and the profile established. Evaluate and approve any risks whose size might compromise the Group’s capital adequacy or recurrence of its earnings or that might entail operational or reputation risks. Ensure that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 40. Rules of organisation and operation: The Risks Committee will meet as often as necessary to comply with its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of the above paragraph, although an annual calendar of meetings will be drawn up in accordance with its tasks. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system of convening meetings, quorums, the adoption of resolutions, minutes and other details of its procedures will be governed by the provisions defined in these Regulations for the Board of Directors insofar as they are applicable to the Committee and by any specific regulations that might be established.

B.2.4. Indicate the powers of advisory services, consultation and, where applicable, proxies for each of the commissions:

Name of Committee:

APPOINTMENTS COMMITTEE

Brief description:

SEE B.2.3.4

Name of Committee:

REMUNERATION COMMITTEE

Brief description:

SEE B.2.3.5

Name of Committee:

EXECUTIVE COMMITTEE

Brief description:

Article 45 of the Company Bylaws establishes that BBVA has an Executive Committee, to which the Board has delegated all its powers of administration, except those that the law and/or bylaws deem may not be delegated due to their essential nature.

Article 46 of the Company Bylaws establishes the following:

The Executive Committee will meet as often as its Chairman or the person acting in his/her stead considers appropriate or at the request of a majority of its members. It will consider matters falling within the responsibility of the Board which the Board, pursuant to prevailing legislation or these Company Bylaws, resolves to entrust to it. These may include but are not limited to the following powers:

To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Any investment or divestment worth over €50 millions must be submitted to Executive Committee approval.

The duties of this Committee are detailed in section B.2.3.1.

Name of Committee:

AUDIT COMMITTEE

Brief description:

Article 48 of the Company Bylaws establishes that for the oversight both of the financial statements and of the manner in which the control duties are exercised, the Board of Directors will have an Audit Committee, which will have the powers and means it needs to perform its duties.

The Audit Committee will comprise a minimum of four non-executive directors appointed by the Board of Directors, who have the dedication, capacity and expertise required to pursue their duties. The Board will appoint one of them to chair the Committee, who must be replaced every four years and may be re-elected to the post when one year has elapsed since he/she stood down. At least one of the Audit Committee members must be an independent director and be appointed taking into account his/her knowledge and expertise in accounting, auditing or in both.

The maximum number of members on the Committee will be the number established in article 34 of these Bylaws, and there will always be a majority of non-executive directors.

The Committee will have its own set of specific regulations, approved by the Board of Directors. These will determine its duties and establish the procedures to enable it to comply with its mission. In all cases, the arrangements for calling meetings, the quorum and the adoption and documentation of resolutions will be governed by the provisions of these Company Bylaws with respect to the Board of Directors. The Audit Committee will have the powers established by law, by the Board Regulations and by its own regulations.

The duties of this committee are detailed in section B.2.3.2.

Name of Committee:

RISKS

Brief description:

SEE B.2.3.3

B.2.5.Indicate, where applicable, the existence of regulations for the Board Committees, where they can be consulted and any amendments made to them during the year. Indicate whether an annual report on the activities of each Committee has been drawn up voluntarily.

Name of Committee:

APPOINTMENTS COMMITTEE

Brief description:

The Board Regulations, which can be consulted on the corporate website, include a specific section, as detailed in section B.2.3 of this report, on the Appointments Committee regulating its composition, duties and operating rules.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Chair of the Appointments Committee presented a report to the BBVA Board of Directors on its activities during 2012, describing the tasks carried out with respect to the appointments and re-elections of directors in the course of the year, the assessment of the Chairman of the Board, the review of the status of the independent directors and the changes in the composition of the Management Committee.

Name of Committee:

REMUNERATION COMMITTEE

Brief description:

The Board Regulations, which can be consulted on the corporate website, include a specific section, as detailed in section B.2.3 of this report, on the Remuneration Committee regulating its composition, duties and operating rules.

The Chair of the Appointments Committee presented a report to the BBVA Board of Directors on its activities during 2012, describing the following aspects: the adjustments brought into the BBVA remuneration policy to adapt it to Royal Decree 771/2011, transposing the Community regulations regarding remuneration into national law; the analysis of the remuneration system for the non-executive directors for its amendment in the Bylaws; the analysis of the remuneration issues for executive directors, such as establishing the fixed and variable reference remuneration for 2012, setting targets for 2012 variable remuneration, and the settlement of the Annual Variable Remuneration for 2011 and the Long Term Incentive Programme for 2010/2011. The report also described the tasks carried out with respect to the annual report on the Board remuneration policy, how the BBVA Group Remuneration Policy had been applied during the year and the oversight of the remuneration of the Risks and the Compliance officers.

Name of Committee:

AUDIT COMMITTEE

Brief description:

The BBVA Audit & Compliance Committee has a set of specific Regulations approved by the Board, which govern its operation and powers. These Regulations are available on the corporate website and no changes have been made to them during 2012.

The Board Regulations, as detailed in section B.2.3 of this report, include specific sections regulating the composition, functions and operation of each Committee.

The Chair of the Audit Committee presented a report to the Board of Directors on its activities during the year, describing the tasks the Committee carried out with respect to its duties. This gave detail on the four areas on which these activities concentrate, namely: the Group Internal Audit, reporting on its activity plan during the year and the review of the duties of independent experts, including the outcome of the review; the Compliance Unit, reporting that it had covered its annual plan without incident; the Global Accounting Area, highlighting the work done to draw up, supervise and control the financial statements published by the Group, and attention to the requirements of the different supervisors; and the External Audit, describing the work done during the year, and reporting that, pursuant to the applicable regulations, the corresponding reports had been issued on the auditor’s independence, confirming it.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name of Committee:

RISKS

Brief description:

The BBVA Risks Committee has a set of specific Regulations approved by the Board, which govern its operation and powers. These Regulations are available on the corporate website and no changes have been made to them during 2012.

The Board Regulations, as detailed in section B.2.3 of this report, include a specific section for this Committee regulating its composition, duties and operation.

The Chair of the Risks Committee presented a report to the Board of Directors regarding the most significant aspects of its activity during 2012, in performance of its duties. It stated that the duties had been covered by the meetings held weekly by the Committee, highlighting the risk transactions that had been approved as a function of the delegation regulations.

The Chair reported on the Group risk management and control model and also reported on the monitoring of the Group’s capital and the performance of the various regulatory capital ratios applied to the Bank and the capital adequacy and funding ratios. He also reported on the work done by the Committee to manage and monitor credit risk, and the analysis and monitoring of the principal risks that the BBVA Group manages, and the analysis and assessment of the proposals regarding Group risk policies and strategies; the monitoring of the degree to which the risks admitted by the Bank match the profile established and checking of the implementation of suitable means, systems and structures to implement its strategy in risk management.

B.2.6 Indicate whether the composition of the Executive Committee reflects the distribution of different classes of directorship on the Board:

YES

C RELATED-PARTY TRANSACTIONS

C.1. State whether the Board in plenary session has reserved the powers to approve, on the basis of a favourable report from the Audit Committee or any other entrusted with such a report, the transactions in which the company engages with directors, significant shareholders or shareholders represented on the Board or parties related to them:

YES

C.2 List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies, and the company’s significant shareholders:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.3. List the relevant transactions entailing a transfer of resources or obligations between the company or its group companies, and the company’s directors and/or senior managers:

C.4. List the relevant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s habitual traffic with respect to its object and conditions:

C.5. Indicate whether the Board members have come across any situation of conflicting interests during the year, as defined under article 127 of the Companies Act.

NO

C.6. List the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, managers and/or significant shareholders.

Articles 8 and 9 of the Board Regulations regulate issues relating to possible conflicts of interest as follows:

Article 8.

Directors will act ethically and in good faith.

For this reason directors must notify the Board of any direct or indirect conflict that they might have with the Company’s interests, any stake they might have in a company whose activities are the same, similar or complementary to the Company’s corporate object and the offices or functions which they perform in it. They must also notify the Board of any activities that are the same, similar or complementary to those pursued by the Company when performed on their own behalf or on behalf of a third party.

Directors must inform the Appointments Committee of their other professional obligations, in case these might interfere with the dedication required to comply with their duties as directors.

Article 9.

Directors must refrain from taking part or intervening in those cases where a conflict of interest with the Company might arise.

Directors will not be present when the corporate bodies to which they belong are discussing matters in which they might have a direct or indirect interest, or matters that might affect persons with whom they are related or affiliated under legally established terms and conditions.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Directors must also refrain from taking a direct or indirect stake in businesses or enterprises in which Bank or companies of its Group hold an interest, unless such stake was held prior to joining the Board or at the time when the Group took out its holding in such business or enterprise, or unless such companies are listed on domestic or international stock exchanges, or unless authorised to do so by the Board of Directors.

Directors may not use their position in the Company to obtain material gain. Nor may they take advantage for themselves or for persons related to them, from any business opportunity that they have become aware of as a result of their Bank directorship, unless this opportunity has been previously offered to the Bank and the Bank had decided not to take it up and the director has been authorised to do so by its Board.

Directors must comply at all times with the applicable provisions of the BBVA Group Code of Conduct on the Securities Markets, with legislation and with any other internal codes regarding requests for loans, bank bonds and guarantees made to the financial subsidiaries of the BBVA Group. They must refrain from conducting or from suggesting to a third party any transaction involving shares of the Company and/or its subsidiary, affiliated or associate companies when their directorship has led to possession of privileged or confidential information before such information is known to the public.

Since BBVA is a financial institution, it is subject to Act 31/1968, 27th July, on incompatibilities and limitations of chairmen, directors and senior managers in private-sector banking. This Act states that chairmen, deputy chairmen, directors and general managers or similar operating in the private-sector banking industry in Spain may not obtain credits, bonds or guarantees from the bank on whose board or management they work, unless expressly authorised by the Bank of Spain.

All the members of the Board of Directors and the senior management are subject to the Company’s Code of Conduct on Securities Markets.

The BBVA Group’s Code of Conduct on the Securities Markets is intended to control possible conflicts of interest. It establishes that everyone subject to this Regulation must notify the head of their area and the Regulatory Compliance unit of situations that could potentially and under specific circumstances may entail conflicts of interest that could compromise their impartiality, before they engage in any transaction or conclude any business in which they could arise.

The above notwithstanding, the parties subject to the code have a permanent form filed with the Regulatory Compliance department, which they must keep up to date, with a standard declaration that they are given, declaring certain economic and family affiliations specified in the code.

Where there is any doubt about the existence of conflicts of interest, any party subject to the code must show maximum prudence and notify the head of his/her area and the Regulatory Compliance department of the specific circumstances surrounding their case, so that they may judge the situation for themselves.

C.7. Are more than one of the Group’s companies listed in Spain as publicly traded companies?

NO

Identify subsidiaries listed in Spain:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D - RISK CONTROL SYSTEMS

D.1. Give a general description of risk policy in the company and/or its group, listing and evaluating the risks dealt with by the system, along with an explanation of how far these systems match the profile of each type of risk.

BBVA believes that excellence in the management of risk is an essential part of its competitive strategy. In line with corporate strategy, the Board of Directors, pursuant to the Board Regulations, is the body tasked with approving the risk management and control policy, and periodic monitoring of the internal control and reporting systems. On the basis of the general policies established by the Board of Directors, the Executive Committee establishes the necessary corporate policies that specify the policies approved by the Board of Directors in addition to the Group’s risk tolerance limits by countries, sectors and “Corporate framework for action with respect to risks” portfolios. In this context, and to perform its duties appropriately, the Executive Committee relies on the essential duties carried out by the Board Risks Committee whose mission includes analysing and evaluating the proposals on these matters that are put to the Executive Committee for approval.

The general principles guiding the Group in its definition and monitoring of risk profiles are as follow:

1. The risk function is unique, independent and global; 2. The risks borne must be compatible with the target capital adequacy level. They must be identified, measured and evaluated, and there must be procedures in place to monitor and manage them, as well as robust control and mitigation mechanisms; 3. All the risks must be managed in an integrated manner over their life cycle. The treatment given will differ according to their type, and the portfolios will be actively managed on the basis of a common yardstick (economic capital); 4. The business areas are responsible for proposing and maintaining the risk profile within its scope of accountability and the corporate framework of action, through an appropriate risks infrastructure; 5. The risks infrastructure must be appropriate in terms of people, tools, databases, information systems and procedures, so that it can provide a clear definition of roles and responsibilities, ensuring efficient allocation of resources between the corporate area and the risk units in the business areas. On the basis of these principles, the Group has developed a global risk management system structured in three main blocks:

•

A corporate risk governance scheme, based on the control and management policies established at corporate level, which is rolled out in the various areas and units of the bank with separation between their duties and responsibilities.

•	A set of tools, circuits and procedures that comprise the differentiated management models.

•	A system of internal controls.

The management of risks in the BBVA Group on the basis of the corporate framework of action established by the Bank’s governing bodies is carried out by corporate risk management units and by the business units themselves. Thus, at corporate level, Global Risk Management function (hereinafter GRM) is distributed over the risks units in the business areas as well as in the Corporate GRM Area. The Corporate GRM Area defines the global strategies and policies, while the risk units in the business areas are empowered to propose and maintain each customer’s risk profile autonomously within the corporate framework of action. The

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Corporate GRM Area combines a view of individual risks types with a global view of the entire business. It comprises the Corporate Risk Management unit which, along with Risk Portfolio Management, covers the different categories of financial risk; the Technical Secretariat responsible for the technical testing along with the transversal units, Technology and Methodology for measuring the risks; Operational Risk & Control, which manages operational risk, internal risk control and internal validation of the measurement models and admission of new risks. Finally, in 2012, a Retail Banking area has been set up in order to focus the business, especially with respect to emerging economies. This area has responsibilities in Turkey, Switzerland and Asia, providing them with support for development and innovation in Retail Banking. It also supports the insurance, asset management, consumer finance and payment systems LoB’s (Lines of Business). With this structure, the risks function guarantees firstly the integration, control and management of all the Group’s risks; secondly, the application of standardised risk metrics, policies and principles throughout the entire Group; and thirdly, the necessary level of knowledge about each geographical area and each business. This organisational structure is supplemented with various committees, including the following:

The Risks Management Committee (GRM) comprises the heads of the risks units in the business areas and the heads of the Corporate GRM Area units. It meets each month to deal with matters such as the definition of the Group’s risks strategy (especially with regard to the risk policies and structure of the risk function), proposes the risk structure to the Group’s governing bodies for approval, monitors the risk management and control in the Group and, where appropriate, takes due measures to deal with these. The Global Risk Management Committee comprises the corporate heads of the risk function in the Group and the country-level heads of risks. It meets every six months and its scope includes a review of the Group’s risks strategy and the revision and pooling of the main projects and initiatives relating to risks from the business areas. The Risk Management Committee comprises the following permanent members: the head of Global Risk Management; the head of Corporate Risk Management and the head of the Technical Secretariat. The composition of the rest of the Committee depends on the transactions that it must analyse. The Committee analyses and decides on the financial programmes and transactions that fall within its mandate and debate those that exceed this, passing them on to the Risks Committee when they have issued a favourable opinion. The ALCO (Assets & Liability Committee) actively manages the interest-rate and exchange-rate structural exposure, global liquidity and the Group’s own equity. The Technology & Methodology Committee is the forum in which decisions are reached on the hedging of the requirements stemming from the business areas’ models and infrastructures within the operational framework of GRM. The New Businesses and Products Committees study and, where appropriate, approve the implementation of new businesses, products and services before they start up activities; carry out the control and subsequent monitoring of the newly authorised products and foster orderly business practices so that developments can be made within a controlled environment. The Global Corporate Assurance Committee is tasked with the periodic review of the control environment and operation of the Internal Control & Operational Risk Models at Group and Unit level. It also monitors and contextualises the major operational risks to which the Group is exposed, including those of a transversal nature. This Committee has become the highest instance of operational risk management in the Group.

Below is a brief summary of the management of each risk category:

CREDIT RISK. Credit risk is defined as the loss that may occur stemming from the failure by a customer to fulfil the agreed contractual obligations in financial transactions with BBVA or from impairment of their asset quality. Credit risk management includes managing counter-party risk, issuer risk, settlement risk and

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

country risk. The Group’s credit risk management includes the process of analysis prior to taking decisions, the decision-making itself, the instrumentation and monitoring of the transactions formalised and their recovery. It also covers the entire process of control and reporting at customer, segment, sector, business unit and subsidiary level. Any credit risk decision must be adequately evaluated and all customers must be classified in order to put the decision to the body with their respective profile, including the following:

The main underpinnings for decisions on credit risk are: whether customers generate sufficient resources and have sufficient net worth to undertake repayment of the capital and interest on the money owed, and the constitution of adequate, sufficient guarantees and collateral to enable effective recovery of the value of the transaction. All credit transactions recorded and disbursed must be accompanied by the basic information for studying their risk and the risk proposal. They must be supported by the approval documents, reflecting the conditions granted by the pertinent body. The Group’s credit risk management is based on an integrated structure covering all the functions, permitting objective, independent decision-making throughout the life cycle of the risk. The Group has standardised criteria for action and standards of conduct in order to deal with credit risk in an independent manner without detriment to the specialisation of each Business Unit or the specificities of the legislation prevailing in each country.

In order to guarantee this uniformity, the definitions and proposal of the management criteria for credit risk, circuits, procedures, structure and oversight of the management are the responsibility of the Group’s Corporate GRM Area. The Business Units are tasked with managing credit risk according to the pre-defined criteria as part of the decision-making circuit. For retail segments, the following are the key aspects of the decision-making circuit: authorisation arises from the empowerment level conferred on the retail business units and offices and branches, and the decisions must be based on the outcome of scoring tools. Changes in weighting and variables within these tools must be validated by the Group’s Corporate GRM Area. For the wholesale segments, authorisation stems from the levels of empowerment granted according to the delegation rules. The decisions are taken at the respective Risks Committees. The decisions adopted at the Risks Committees are not collegiate but joint and several, with the person with the highest-level of empowerment deciding the criterion.

Within the risk management structure described, for credit risk transactions, the Board Risks Committee analyses and, where appropriate, authorises the risk proposals whose volume may compromise the Group’s solvency and capital adequacy or the recurrence of its earnings. It does the same for other risk proposals that might present potential operational risks or reputational risks in the terms established by the Executive Committee. The rest of the risks proposals are managed by lower-level bodies in accordance with an empowerment model defined using an iso-risk curve based on BBVA’s credit rating and validated by the Corporate GRM Area, which means that each Business Unit’s principal risks with customers or transactions are decided by the Corporate GRM Area Committees or higher instances. Within this area, criteria are also established on the development and use of tools (such as scoring and rating tools). These include the construction, implementation and monitoring of the models by Corporate Risk Management and their importance in calculating Cost-Earnings and Price Earnings ratios, customer monitoring, pricing, etc. In line with the abovementioned empowerment model, the Corporate GRM Area is responsible for proposing the terms of empowerment in each of the Business Units. This proposal will at all times be coherent with the characteristics of each unit’s business; the relative size of its economic capital; the extent to which the Group’s decision-making circuits, procedures and standardised tools have been implemented; and the appropriate organisational structure for correct credit risk management. Periodic validation tests will be

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

carried out on the risk measurement models used by the Group to estimate the maximum loss that could have occurred in positions considered at a certain level of probability (back-testing), and to measure the impact of extreme market swings on the Group’s risk positions (stress-testing).

STRUCTURAL RISKS

Structural interest risk. The management of the BBVA Group balance sheet exposure to interest risk aims to keep exposure at levels in keeping with the Group’s strategy and risk profile when market interest rates change. With this aim, the ALCO actively manages the balance sheet by trading to optimise the level of risk incurred with regard to expected earnings and to comply with the highest level of tolerable risk. The ALCO activities are underpinned by interest risk measurements calculated by the Corporate GRM Area. Acting as an independent unit, this Area regularly quantifies the impact that a market interest rate variation of 100 basis points would have on the BBVA Group’s net interest income and economic value. The Group also uses interest rate curves simulation models to carry out probabilistic calculations for the economic capital (estimated maximum loss in economic value) and income at risk (estimated maximum loss in net interest income) based on the structural interest risk of the banking activity (excluding trading activity). It also does periodic stress testing and scenario analyses to provide a thorough assessment of the Group’s interest risk profile. All risk measurements are subsequently analysed and monitored. The Group’s governing and management bodies are informed of the levels of risk incurred and their degree of compliance with the limits authorised by the Executive Committee.

Structural exchange-rate risk. Structural exchange-rate risk mainly originates in exposure to changes in exchange rates arising in the Group’s non-Spanish subsidiaries and the provisions to the branches outside Spain that are financed in a currency other than that of the loan-book. The ALCO is tasked with carrying out hedging transactions to minimise the impact of fluctuations in exchange rates on the Group’s capital ratios, in accordance with its expectations regarding their trends. These transactions must also guarantee the counter-value in euros of the earnings that its subsidiaries are expected to generate in other currencies.

Structural exchange-rate risk management is underpinned by measurements taken by the Corporate GRM Area using simulation modelling of exchange rate scenarios. This makes it possible to quantify changes in value that could occur for a given confidence level and a predetermined timeframe.

Structural equity risk. The Group’s exposure to structural risk on equities mainly stems from its holdings in industrial and financial companies with mid-term and long-term investment horizons. It is reduced by taking short net positions in derivative instruments on the underlying assets themselves in order to limit the portfolio’s sensitivity to potential drops in prices. The Corporate GRM Area is responsible for effectively measuring and monitoring structural equities risk by assessing the sensitivity and the capital needed to hedge possible unexpected losses due to variations in the value of the companies comprising the Group’s investment portfolio. It does so with a confidence level that matches the entity’s target rating, taking into account the liquidity of each holding and the statistical performance of the assets to be considered. These measurements are shored up with stress-testing, back-testing and scenario analysis.

Liquidity risk. The short-term aim of the control, monitoring and management of liquidity and funding risk is to ensure the BBVA Group entities can meet their payment commitments in due time and form, without having to raise funds under sub-optimal conditions. In the medium term, it aims to safeguard the Group’s financial structure and respond to the economic situation, market conditions and regulatory changes. The Group’s structural liquidity and funding management is based on the principle that each entity be financially

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

independent. This approach helps to prevent and cap liquidity risk by making the Group less vulnerable in periods of high risk. Liquidity risk management and monitoring are comprehensively carried out in each of the Group’s Business Units with a two-fold focus (short- and long-term). The short-term focus covers a period up to 365 days and centres on managing treasury payments and collections and on market trading, and the possible liquidity requirements of the entity as a whole. The medium-term focus deals with the financial management of the entire consolidated balance sheet and has a minimum timeframe of one year or more.

Integrated liquidity management is carried out by the ALCO of each Business Unit. Reporting to the Finance Department, the Balance Sheet Management Unit analyses the funding and liquidity implications of the entity’s projects and their compatibility with the target funding structure and the state of financial markets. In light of the budgets approved, the Balance Sheet Management Unit executes the decisions made by the ALCO and manages liquidity risk in accordance with a wide range of limits and alerts approved by the Executive Committee. The Corporate GRM Area independently measures and controls these, in addition to providing managers with support tools and metrics for decision-making. Each of the local risks areas, all independent of the local manager, complies with the corporate principles of liquidity risk control established, from GRM, by the Global Structural Risks Unit for the Group as a whole. At the level of each entity within the Group, the management areas request and propose a set of quantitative and qualitative limits and alerts related to both short- and medium-term liquidity risk. These are agreed with GRM and at least once a year, the limits and controls are then put to the Risks Committee which submits them to the Executive Committee for approval if deemed appropriate. The proposals made by the GRM are based on the Group’s target level of risk appetite and tailored to local market conditions. The development and updating of the Corporate Liquidity and Funding Policy has contributed to a stricter structure of liquidity risk management, not just in terms of limits and alerts, but also in procedures and processes. In line with the Corporate Policy, GRM carries out periodic measurements of risk incurred and monitors limit consumption, developing management tools and adapting evaluation models, carrying out regular stress tests, and reporting liquidity risk levels to the ALCO and the Group Management Committee on a monthly basis and more frequently to the management areas themselves. Under the prevailing Contingency Plan, the Liquidity Committee sets out the frequency of notification and the nature of the information to be reported at the behest of the Technical Liquidity Group (hereinafter TLG). In the event of an alert signal or sign of a possible crisis, the TLG carries out the initial analysis of the short- and long-term liquidity situation of the entity affected. The TLG comprises technical personnel from the Short-Term Trading Desk and the Balance Sheet Management and the Structural Risks Areas. When such alerts highlight certain levels of stress, the TLG reports to the Liquidity Committee, which is made up of the heads of the corresponding areas. If necessary, the Liquidity Committee must then convene a meeting of the Funding Committee, which comprises the Group President & COO and the heads of the Finance, GRM, Corporate & Investment Banking, and the Business Areas of the country in question.

OPERATIONAL RISK. Operational risk is the risk of loss due to human error, inappropriate or defective internal processes, system faults or external events. This definition includes legal risk and excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes, and stems from a wide range of causes (processes; internal and external fraud; technology; human resources; suppliers; commercial practices and disasters). The management of operational risk forms an integral part of the Group’s global risk management structure. In 2012, an integrated operational risk and internal control methodology has been

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

implemented throughout the Group, based on a later generation of the Ev-Ro automatic valuation tool. The original tool has been updated and maintained in parallel. The methodology makes it possible to identify the risks in the organisational areas, generate exercises to allocate priorities to risks in line with their estimated residual risk (after incorporating the impact of the controls), benchmark the risks to processes and establish a target level for each risk that, when compared against its residual risk, identifies gaps to be managed. The Group has new corporate software to support this methodology: STORM (Support Tool for Operational Risk Management). This includes indicator and scenario modules. To provide this methodology with the necessary support, the Group has a new corporate application. The operational risk management framework defined by the BBVA Group includes a governance structure based on: three lines of defence with clear delimitation of responsibilities; policies and processes that are common to the entire Group; systems to identify, measure, monitor, control and mitigate operational risks; and tools and methodologies to quantify the exposure of capital ratios to operational risk. Operational risk management in BBVA is designed and coordinated from the Corporate Operational Risk Management function, belonging to Global Risk Management, and from the Operational Risk Management (ORM) units, which are located in the Risks Units of each country and business area. The business and support areas in turn have operational risk managers reporting up to them, tasked with implementing the model in the areas daily business. This structure gives the Group a grass-roots view of the process, which is where the risks are identified and prioritised and where mitigation decisions can be taken. Aggregating this level provides a macro vision of risk at the different levels within the Group. Each business and support area has one or more ORM Committees that meet every quarter. These Committees analyse the information provided by the tools and take the necessary mitigation decisions. Above the ORM Committees are the ORM Country Committees that deal with major-impact risks and corresponding mitigation plans and transversal risks that cut across several areas. At the top of this committee structure is the Global Corporate Assurance Committee (GCA), which carries out overall monitoring of the Group’s principal operational risks. There is also the Board of Directors which establishes the over-arching risk management and control policy and periodically monitors the internal reporting and control systems.

The Group’s operational risk management is constructed around the following value drivers from the Advanced Measurement Approach model (AMA):

1. Active management of operational risk and its mainstreaming into everyday decisions entails:

•	Knowledge of actual losses associated to this risk (SIRO database).

•	Identifying, prioritising and managing potential and actual risks.

•	Using indicators to analyse operational risk performance over time, define alert signals and check the effectiveness of risk-related controls.

These measures enable the Group to anticipate risk and make control and business decisions as well as to prioritise mitigation efforts for significant risks, thereby reducing the Group’s exposure to extreme events.

2. Improves the control environment and reinforces corporate culture.

3. Generates a positive impact on reputation.

D.2. Indicate if any of the risks facing the company and/or its group (operational, technological, financial, legal, reputational, tax, etc) have materialised.

YES

If so, indicate the circumstances and whether the control systems worked properly:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Risk materialised in the financial year

See following sections

Circumstances that led to this

Risk is inherent to financial activities and therefore the materialisation of risk, to a greater or lesser degree, is absolutely unavoidable.

Operation of the control systems

The Bank has sophisticated risk measurement and control systems and tools, for each kind of risk, that limit the maximum impact of risks, should they materialise. The control systems have functioned satisfactorily during 2012. Below, we give details on the most relevant parameters for risk management in the BBA Group for the year:

CREDIT RISK

Mitigation of credit risk, collateral and other credit enhancements, including hedging and risk mitigation policies:

Maximum exposure to credit risk, in most cases, is reduced by collateral, credit enhancement and other actions that mitigate the Group’s exposure. The credit risk hedging and mitigation policy in the Group stems from its core concept of banking business, with a strong focus on relationship banking. The demand for collateral is a necessary but not a sufficient instrument when granting risks, since the risks the Group accepts require a prior check on the borrowers’ repayment capacity and/or that the borrowers can generate sufficient resources to afford to pay off the risk taken on under the agreed conditions.

Consequently, the risk admission policy is instrumented at three different levels within the BBVA Group: analysis of the financial risk of the transaction, based on the borrowers’ capacity to repay or generate funds; where applicable, constitution of suitable guarantees for the risk taken on (in any of the generally acceptable forms; money, property, personal or hedge guarantees); and finally, valuation of the recovery risk (liquidity of the asset) on the collateral received. The procedures for managing and valuing collateral are described in the Internal Credit Risk Management Policies & Procedures Manual (for both retail and wholesale credit risk). This establishes the core principles of credit risk management, including the management of the collateral and guarantees received in transactions with customers.

The methods used to value the collateral reflect best market practices and entail the use of appraisals of the property-based collateral, the fair price of exchange-traded securities, the listed values of the units in mutual funds, etc. All collateral must be correctly instrumented and duly registered. It must also be approved by the Group’s Legal Affairs units.

The following is a description of the main collateral received for each category of financial instruments:

Trading portfolio: The collateral or credit enhancement obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

Derivatives of tradable instruments and hedges: credit risk is minimised by contractual clearing contracts, under which derivative assets and liabilities with the same counterparty are netted out for

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

settlement. There may also be other kinds of collateral, depending on the solvency of the counterparty and the nature of the transaction. The Group has a broad range of credit derivatives. Under these contracts, the Group buys or sells protection over a share or an index. The Group uses credit derivatives to mitigate the credit risk on its loan book and other cash positions. Credit derivatives also hedge the risks taken on in market transactions with other customers and counterparties. The credit derivatives can use different payment and clearance agreements, in compliance with the International Swaps & Derivatives Association (ISDA). The triggers of the agreement include the bankruptcy of the financial institution of reference, acceleration in the accumulation of debt, failure to pay, restructuring and winding up of the entity. Other financial assets at fair value with changes in losses and gains and financial assets booked as available for sale: the collateral or credit enhancement obtained directly from the issuer or counterparty is an inherent part of the instrument’s structure.

Credit investments: - Deposits in financial institutions (usually these only have a personal guarantee from the counterparty); - Credit to customers (most of the transactions are underwritten with a personal guarantee from the counterparty. Property-based collateral is also acceptable, such as mortgages, money, pledges of securities or other security rights. Other kinds of credit enhancement may also be required, such as underwriting, hedges, etc. - Securities representing debt: the collateral or credit enhancement obtained directly from the issuer or counterparty is an inherent part of the instrument’s structure.

Portfolio of investments held to maturity: the collateral or credit enhancement obtained directly from the issuer or counterparty is an inherent part of the instrument’s structure.

Financial guarantees, other contingent liabilities and risks available for third parties: these have the personal guarantee of the counterparty.

At 31st December 2012, the weighted average of the amount outstanding on the mortgage loan-book was 51% of the value of the collateral.

Unimpaired mature financial assets:

The 2012 BBVA Group Annual Report includes detailed information on the balances of financial assets that are outstanding but not deemed to be impaired. At 31st December 2012, including any amount outstanding on that date, it is €2,032m. Of these, 53.95% have been outstanding for less than one month; 30.68% between one and two months; and 15.37% have been outstanding for between 2 or 3 months since their due date.

Non-performing or impaired assets and impairment losses:

The balance of non-performing or impaired contingent risks and financial assets at 31st December 2012 was €20,732m. Of this sum, €20,325m come from the loan book and €90m from AFS debt securities. At 31st December 2012, the amount of impaired contingent liabilities was €317m.

The non-performing asset ratio on the Group’s “Customer Lending” and “Contingent Risks” at 31st December 2012 was 5.06%. This was up 1.1 decimal points against the previous year.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Renegotiated financial assets:

Detailed information is included on this aspect in the 2012 Notes to the BBVA Consolidated Annual Financial Statements.

MARKET RISK

The BBVA Group’s exposure to markets went down in 2012 against previous years. The average market risk in the year was €22m (benchmarked against gross Value at Risk). The year-on-year change in daily average Value at Risk (VaR) in 2012 against 2011 was mainly due to the fact that Global Markets Europe brought down its average risk by 14% in 2012 (with a daily average VaR of €13.8m). Global Market Bancomer & Global Market South America and Compass increased their average VaR by 13% and 17% respectively. Their average daily VaR in 2012 was €5.1m and €3.5m, respectively.

D.3. Indicate whether there is any Committee or other governing body in charge of establishing and supervising these control systems.

YES

If so, give details of what their duties are

Name of the Committee or Body

RISKS COMMITTEE

Description of duties

The Risks Committee of the Bank’s Board of Directors, pursuant to the Board Regulations, has the following remit: Analyse and evaluate proposals on the Group’s risk management and control policies and strategy. In particular, these will identify: a) The establishment of a level of risk deemed acceptable according to the risk profile (expected loss) and capital map (capital at risk) broken down by the Group’s businesses and areas of activity; b) The internal control and reporting systems used to oversee and manage risks; c) The measures established to mitigate the impact of the risks identified, should they materialise. Monitor the match between risks accepted and the profile established. Evaluate and approve, where appropriate, any risks whose volume might compromise the Group’s capital adequacy or recurrence of its earnings or that might entail significant potential operational or reputational risks. Ensure that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

D.4. Identify and describe the compliance processes for the regulations and standards affecting the company and/or its Group.

The Group’s Risks function is the authority of first instance with regard to compliance with the entire set of financial and operational risk regulations affecting the Bank and its Group. As explained above, the system ensures that this function enjoys the necessary independence from the Business Units to allow it to enforce not just regulatory compliance but also compliance with the strictest standards and most advanced practices. A specific unit has been established for internal risk control. Its mission is to enforce and validate the existence of a pre-defined policy, process and set of measures for each risk category identified within the Entity, and for those categories of risk that could have a potential impact on the Entity. There are also two basic mechanisms to enforce compliance with the various sets of regulations affecting the Group’s companies. These are based on controls that are applied by the following areas: The

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Internal Audit Area monitors compliance with internal procedures and their adaptation to regulatory requirements. And the Compliance Area, whose purpose is to enforce global compliance with legal requirements that affect the Group. Within the scope of risk management, there are already internal models approved by the Supervisor to calculate capital consumption for market risk, credit risk in Spain, credit card risk in Mexico and operational risk in Spain and in Mexico.

Similarly, the Internal Validation Area ensures that the capital consumption of the approved internal credit and operational risk models comply with the regulatory requirements. The Group co-operates actively with the supervisors to make consistent and co-ordinated progress in the validation of advanced models.

E - GENERAL MEETING

E.1. Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Companies Act with respect to the quorum and constitution of the General Meeting.

YES

	% quorum different from quorum in art. 102 of the Companies Act	% quorum different from quorum in art. 103 of the Companies Act, for the special cases cited in art. 103
Quorum required at first summons	0	66.670
Quorum required at second summons	0	60.000

Description of differences

Article 194 of the Corporate Enterprises Act establishes that in order for a General Meeting (whether annual or extraordinary) to validly resolve to increase or reduce capital or any other amendment to the Bylaws, bond issuance, the suppression or limitation of pre-emptive subscription rights over new shares, or the transformation, merger or spin-off of the company or global assignment of assets and liabilities or the offshoring of domicile, the shareholders present and represented by proxy at first summons must possess at least fifty percent of the subscribed capital with voting rights.

On second summons, twenty-five percent of said capital will be sufficient.

The above notwithstanding, article 25 of the BBVA Bylaws establish that a reinforced quorum of two thirds of subscribed capital is required at first summons and of 60% of said capital at second summons, in order for the following resolutions to be validly adopted: substitution of the corporate purpose, transformation, total break-up, winding-up of the Company and amendment of the article in the Bylaws establishing this reinforced quorum.

E.2. Indicate and where applicable give details, whether there are any differences from the minimum standards established under the Companies Act with respect to the adoption of corporate resolutions:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NO

Describe any differences from the guidelines established under the Companies Act.

E.3. List all shareholders’ rights regarding the general meetings different from than those established under the Companies Act.

There are no shareholders’ rights in the Company other than those established under the Corporate Enterprises Act with respect to General Meetings.

Shareholders’ rights in this respect are also shown in detail in the General Meeting Regulations, which are publicly available on the corporate website

E.4. Indicate measures adopted, if any, to encourage shareholder participation at General Meetings.

BBVA, in order to encourage the participation of its wide base of shareholders in its General Meetings, apart from establishing all the information channels required by law, also sends an attendance card to the domicile of all shareholders with the right to attend. This gives the shareholders the agenda and information on the date, time and place where the General Meeting is to be held sufficiently in advance of that date.

It also posts information on the General Meeting to its website, with the agenda, details on its arrangements, the proposed resolutions that the Board of Directors will put to it and the channels of communication between the Company and its shareholders, via which shareholders may apply for further details regarding the General Meeting.

To facilitate our shareholders’ participation in the General Meetings, article 31 of the Company Bylaws establishes a procedure to enable shareholders that are not planning to attend the General Meeting to vote and grant proxy remotely. This procedure has been used in all General Meetings held over recent years.

In this manner, and in accordance with the law and the Company Bylaws, shareholders may delegate or exercise their voting rights by post, e-mail or any other means of remote communication, provided the voter’s identity is duly guaranteed.

The Company has an Online Shareholder Forum on the website (www.bbva.com), pursuant to article 539.2 of the Corporate Enterprises Act.

Votes and proxies can also be sent via e-mail through the Bank’s corporate website (www.bbva.com), following the instructions given there. This information is available in English and Spanish.

E.5. Indicate whether the General Meeting is chaired by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Meeting:

YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Details of the measures

Article 26 of the Company Bylaws establishes that: the Chairman of the General Meeting will be Chairman of the Board of Directors. When this is not possible, it will be the Deputy Chairman. Should there be more than one Deputy Chairman, the order established by the Board of Directors on appointment will be followed, otherwise, age seniority will prevail. Where none of the above are available, the General Meeting will be chaired by the director whom the Board of Directors has appointed for such purpose. The Secretary of the Board will act as Secretary of the General Meeting, and when this is not possible, the Deputy Secretary. If this is not possible, the Secretary of the General Meeting will be the person the Board of Directors appoints in his/her stead.

Correct operation of the General Meeting is guaranteed under the General Meeting Regulations approved by the Company shareholders at the General Meeting, February 2004 and amended by the General Meetings, 11th March 2011 and 16th March 2012.

General Meetings will be convened at the initiative of and according to the agenda determined by the Board of Directors, which must necessarily convene them whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or in the periods determined by law and the Company Bylaws. A General Meeting must also be convened if requested by one or several shareholders representing at least five per cent of the share capital. The request must expressly state the business to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the business to which the request for a Meeting referred.

The announcement will indicate the date, time and place of the Meeting and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law. It must also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The General Meeting announcement will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting; the place and the form in which to obtain the complete transcription of the proposed resolutions, the reports and other documents required by law and by the Company Bylaws, as well as the address of the corporate website where the information will be available.

Once the announcement has been published and until the date on which the General Meeting is held, the corporate website will contain the documents relating to the General Meeting, including the announcement giving notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented to the General Meeting, the complete transcription of the resolutions proposed, the forms to be used for proxy and remote voting, and any relevant information that shareholders may need to issue their vote and any information required by applicable legislation.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Moreover, where applicable, information will be provided on how to follow or attend the General Meeting over remote media, where this has been established, pursuant to the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

Pursuant to applicable legislation, the Company will establish an Online Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication in the run-up to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of Meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

Shareholders representing at least five per cent of the share capital may requisition publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation of their grounds or, where appropriate, a duly substantiated proposed resolution. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of Meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Shareholders representing at least five per cent of the share capital may, within the same period established in the previous section, present duly substantiated proposals on matters already included or that must be included in the agenda of the General Meeting being called. The Company will ensure that these proposed resolutions and the documents that may be attached to them are disseminated amongst the other shareholders.

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions regarding the matters on the agenda. Within the same period, shareholders may send in written request for any clarification they deem necessary regarding the publicly accessible information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report. Once this period has elapsed, shareholders are entitled to request information and clarification and ask questions during the General Meeting in the form established by article 18 of the General Meeting Regulations.

The right to information may be exercised through the corporate website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce their right to information. It will indicate the postal and e-mail addresses at which shareholders may contact the Company for such purposes.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The General Meetings that the Company holds may be attended by anyone owning the minimum number of shares established in the Bylaws, providing that, five days before the date on which the General Meeting is to be held, their ownership is recorded on the corresponding company ledgers and they retain at least this same number of shares until the General Meeting is actually held. Holders of fewer shares may group together until achieving the required number, appointing a representative. Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder.

The Company Bylaws establish that shareholders may vote on proposals on matters in the agenda items at any kind of General Meeting by proxy or by post, e-mail or any other means of remote communication, provided the voter’s identity is duly guaranteed in the manner described in sections E.4, E.9 and E.10 of this report and articles 8 to 10 of the General Meeting Regulations. The General Meetings will be held in such manner as to guarantee the shareholders’ participation and exercise of voting rights. The Company will take such measures as it deems necessary to preserve order in running the General Meeting.

Appropriate means of surveillance, protection and law enforcement will be established for each General Meeting. These will include such entrance control and identification systems as may be deemed suitable at any time in view of the circumstances under which the sessions are held.

The General Meeting Regulations contain clauses on how the attendance list is to be drawn up, how the General Meetings are to be organised and how the proposed resolutions are to be voted in such a way as to guarantee the smooth running of the Meetings.

E.6. Indicate any changes brought into the General Meeting Regulations during the year.

The General Meeting, 16th March 2012, approved the following amendments to the General Meeting Regulations, to adapt it to the Corporate Enterprises Act, in the wording given under Act 25/2011 and to match it to the wording of the Company Bylaws: Article 5. Publication of the notice of meeting (to adapt it to articles 516, 517 and 518 of the Corporate Enterprises Act, regarding the means for disseminating the announcement; the content of the notice of meeting and the information to be published on the corporate website; Article 6. Shareholders’ right to information prior to the General Meeting (to adapt it to article 29 of the Company Bylaws); Article 8. Voting and proxies over means of remote communication, to adapt it to article 31 of the Company Bylaws, including improvements to the wording; Article 9. Proxies for the General Meeting, to adapt it to article 522 of the Corporate Enterprises Act; Article 10. Public call for proxy, to adapt it to articles 523 and 526 of the Corporate Enterprises Act; Article 18. Organisation of General Meetings, to adapt it to article 29 of the Company Bylaws and article 520 of the Corporate Enterprises Act; Article 19. Voting the resolution proposals to include rules on the order of voting on the alternative proposals and on voting by financial intermediaries; and article 23. Publication of the resolutions to include the publication of the outcome of the ballots. The General Meeting also approved the inclusion of a new article 5 bis on the Supplement to the notice of meeting and new draft resolution proposals to include the regulation of these rights, adapting them to article 20 of the Company Bylaws and article 519 of the Corporate Enterprises Act.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A detailed explanation of these amendments can be found in the Directors’ Report explaining the proposal, which was made available to shareholders when the General Meeting in question was convened.

E.7. Give attendance data on the General Meetings held during the year to which this report refers:

Attendance figures

Date of General Meeting	% shareholders present	% attending by proxy	% voting remotely		Total
			E-voting	Others

16/MAR/2012	3.770	38.380	0.030	22.340	64.520

E.8 Briefly indicate the resolutions adopted at the General Meetings held during the year and the percentage of votes by which each resolution was passed:

A summary is given below of the resolutions adopted at the Annual General Meeting, 16th March 2012, along with the percentage of votes by which each was passed.

ITEM ONE.- Examination and approval of the annual financial statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the management reports for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits or losses. Approval of corporate management. All these refer to the year ending 31st December 2011.

Resolution One adopted by 99.54%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,149,163,842

•	Number of votes against: 13,135,570

•	Number of abstentions: 1,320,828

ITEM TWO.- Adoption of resolutions on re-election, ratification and appointment of members of the Board of Directors:

2.1. Re-election of Mr José Antonio Fernández Rivero

2.2. Re-election of Mr José Maldonado Ramos

2.3. Re-election of Mr Enrique Medina Fernández

2.4. Ratification and appointment of Mr Juan Pi Llorens

2.5. Appointment of Ms Belén Garijo López

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

Resolution 2.1 adopted by 99.39%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,144,350,520

•	Number of votes against: 18,437,410

•	Number of abstentions: 832,310

Resolution 2.2 adopted by 98.26%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,108,663,448

•	Number of votes against: 53,634,438

•	Number of abstentions: 1,322,354

Resolution 2.3 adopted by 98.67%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,121,364,356

•	Number of votes against: 40,616,014

•	Number of abstentions: 1,639,870

Resolution 2.4 adopted by 99.79%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,156,820,371

•	Number of votes against: 6,110,736

•	Number of abstentions: 689,133

Resolution 2.5 adopted by 99.79%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,156,979,931

•	Number of votes against: 5,895,247

•	Number of abstentions: 745,062

ITEM THREE.- Conferral of authority on the Board of Directors, pursuant to article 297.1.b) of the Corporate Enterprises Act, to increase share capital, over a five year period, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of the authorisation, on one or several occasions, to the amount that the Board decides, by issuing new ordinary or preferred shares with or without voting rights or shares of any other kind permitted by law, including redeemable

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

shares, expressly envisaging the possibility of incomplete subscription pursuant to article 311 of the Corporate Enterprises Act; conferring authority to amend article 5 of the Company Bylaws. Likewise, conferral of authority on the Board of Directors, under the terms and conditions of article 506 of the Corporate Enterprises Act, to exclude pre-emptive subscription rights over said share issues. This authority will be limited to 20% of the Bank’s share capital.

Resolution Three adopted by 94.59%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 2,992,366,413

•	Number of votes against: 168,397,323

•	Number of abstentions: 2,856,504

ITEM FOUR.- Approve two capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule:

4.1. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to carry out the measures necessary for its execution, to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities for the new shares to be listed for trading on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, on the SIBE electronic trading platform, and on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.2. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to carry out the measures necessary for its execution, to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities for the new shares to be listed for trading on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, on the SIBE electronic trading platform, and on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

Resolution 4.1 adopted by 99.69%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,153,824,607

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Number of votes against: 9,243,772

•	Number of abstentions: 551,861

Resolution 4.2 adopted by 99.69%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,153,849,636

•	Number of votes against: 9,218,743

•	Number of abstentions: 551,861

ITEM FIVE.- Confer authority on the Board of Directors, for a maximum period of 5 years, to issue securities convertible into and/or exchangeable for shares in the Company up to a maximum value of €12,000,000,000 (TWELVE BILLION EUROS), and authority to exclude or not exclude pre-emptive subscription rights as established in article 511 of the Corporate Enterprises Act; establish the terms and modalities of the conversion and the increase in share capital by the amount necessary, amending article 5 of the Company Bylaws where applicable.

Resolution Five adopted by 96.83%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,063,237,866

•	Number of votes against: 96,223,099

•	Number of abstentions: 4,159,275

ITEM SIX.- Adoption of resolutions on remuneration:

6.1. Approval of the modification of the settlement and payment system of the Multi-Year Variable Share Remuneration Programme for 2010/2011, approved by the General Meeting, 12th March 2010, in compliance with the requirements established to such effect under Royal Decree 771/2011, 3rd June.

6.2. Approve the conditions of a variable system of remuneration with BBVA shares for 2012 targeted at the management team, including executive directors and members of the senior management.

Resolution 6.1 adopted by 98.34%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,111,123,994

•	Number of votes against: 47,826,786

•	Number of abstentions: 4,669,460

Resolution 6.2 adopted by 96.25%:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,044,980,320

•	Number of votes against: 108,791,160

•	Number of abstentions: 9,848,760

ITEM SEVEN.- Bylaw amendments:

7.1. Approval of the amendment to the following articles in the Company Bylaws in order to adapt them to the Corporate Enterprises Act, in the wording given under Act 25/2011, 1st August: article 20. Notice of meeting (to include a new paragraph on the request for a supplement to the notice of meeting and new draft resolution proposals, pursuant to article 519 of the Corporate Enterprises Act); article 21. Form and content of the notice of meeting (to include the new measures for disseminating the announcement pursuant to article 516 of the Corporate Enterprises Act); article 29. Shareholders’ right to information (to include the possibility of requesting clarification regarding the information filed with the CNMV and the auditor’s report); article 31. Adoption of resolutions (to adapt it to articles 521 and 526 of the Corporate Enterprises Act); article 40. Board meetings and notice of meetings (to include a new paragraph on the calling of the meeting by one third of the directors pursuant to article 246.2 of the Corporate Enterprises Act); and article 41. Quorum and adoption of resolutions (to adapt it to article 247 of the Corporate Enterprises Act);

7.2. Approve the amendment of article 53 of the Company Bylaws on the Allocation of profit or losses (to eliminate sections a), b) and c) and to adapt to the provisions of article 273 of the Corporate Enterprises Act) and inclusion of a new article 33 bis Remuneration (regarding the directors’ remuneration system); and consequently, determination of the annual allocation.

Resolution 7.1 adopted by 99.87%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,159,480,363

•	Number of votes against: 3,527,518

•	Number of abstentions: 612,359

Resolution 7.2 adopted by 97.58%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,087,202,092

•	Number of votes against: 35,144,511

•	Number of abstentions: 41,273,637

ITEM EIGHT.- Approve the amendment of the following articles of the General Meeting Regulations to adapt them to the Corporate Enterprises Act, in the wording given under Act 25/2011, 1st August, and to adjust them to the wording of the Company Bylaws following the adoption of the previous resolution: article 5. Publication of the notice of meeting (to adapt it to articles 516, 517 and 518 of the

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Corporate Enterprises Act, regarding the means for disseminating the announcement; the content of the notice of meeting and the information to be published on the corporate website); article 6. Shareholders’ right to information prior to the General Meeting (to adapt it to article 29 of the Company Bylaws); article 8. Voting and proxies over means of remote communication (to adapt it to article 31 of the Company Bylaws, including improvements to the wording); article 9. Proxies for the General Meeting (to adapt it to article 522 of the Corporate Enterprises Act); article 10. Public call for proxy (to adapt it to articles 523 and 526 of the Corporate Enterprises Act); article 18. Organisation of General Meetings (to adapt it to article 29 of the Company Bylaws and article 520 of the Corporate Enterprises Act); article 19. Voting the resolution proposals (to include rules on the order of voting on the alternative proposals and on voting by financial intermediaries) and article 23. Publication of the resolutions (to include the publication of the outcome of the ballots); and inclusion of a new article 5 bis on the Supplement to the notice of meeting and new draft resolution proposals (to include the regulation of these rights in adaptation to article 20 of the Company Bylaws and article 519 of the Corporate Enterprise Act);

Resolution Eight adopted by 99.90%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,160,459,953

•	Number of votes against: 2,589,387

•	Number of abstentions: 570,900

ITEM NINE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2012.

Resolution nine adopted by 99.57%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,150,066,620

•	Number of votes against: 10,904,217

•	Number of abstentions: 2,649,403

ITEM TEN.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

Resolution Ten adopted by 99.90%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,160,492,915

•	Number of votes against: 2,565,393

•	Number of abstentions: 561,932

ITEM ELEVEN.- Consultative vote on the BBVA Board of Directors remuneration policy report.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Resolution Eleven adopted by 96.34%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,047,766,938

•	Number of votes against: 107,681,557

•	Number of abstentions: 8,171,745

E.9. Indicate the number of shares, if any, that are required to be able to attend the General Meeting and whether there are any restrictions on such attendance in the bylaws.

YES

Number of shares necessary to attend the General Meeting	500

E.10. Indicate and explain the policies pursued by the company with reference to proxy voting at the General Meeting.

As indicated above, any shareholder entitled to attend maybe represented by another person, who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.

Representation conferred to someone not eligible by law to act as proxy will be null and void; as will Proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by means of remote communication that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void.

E.11. Indicate whether the company is aware of the institutional investors’ policy regarding whether or not to participate in the company’s decision making:

NO

E.12. Indicate the address and mode of access to the content on corporate governance on your website:

The corporate governance content is directly accessible at www.bbva.com/Shareholders and Investors/Corporate Governance

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F - DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the Company follows the recommendations of the unified code on corporate governance. Should the Company not have complied with any of them, explain the recommendations, standards, practices and/or criteria that the company does apply.

1. The Bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2

Compliant

2. When a dominant and a subsidiary company are publicly traded, the two should provide detailed disclosure on:

a) The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b) The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4 and C.7

Not applicable

3. Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Meeting for approval or ratification. In particular:

a) The transformation of listed companies into holding companies through the process of subsidiarisation, ie, reallocating core activities to subsidiaries that were previously carried out by the holding company, even though the holding company retains full control of the subsidiaries;

b) Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate object;

c) Operations that effectively entail the company’s liquidation.

Compliant

4. Detailed proposals of the resolutions to be adopted at the General Meeting, including the information stated in Recommendation 28, should be made available at the same time as publication of the call to meeting.

Compliant

5. Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a) The appointment or ratification of directors, with separate ballot for each candidate;

b) Amendments to the Bylaws, with votes taken on all articles or groups of articles that are materially different

See sections: E.8

Compliant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

6. Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See sections: E.4

Compliant

7. The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the Company’s best interests and, as such, strive to maximise its value over time.

It should likewise ensure that the Company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Compliant

8. The Board should see its core mission as approving the Company’s strategy and authorising the organisational resources to carry it forward, and ensuring that management meets the objectives set while pursuing the Company’s interests and corporate object. As such, the Board in full should reserve the right to approve:

a) The Company’s general strategies and policies, and in particular:

i.	The strategy or business plan and the annual management and budgetary targets;

ii.	The investment and funding policy;

iii.	The definition of how the Group companies are structured:

iv.	The corporate governance policy;

v.	The corporate social responsibility policy;

vi.	The policy for senior managers’ remuneration and performance assessment;

vii.	The policy for controlling and managing risks, and the periodic monitoring of the internal information and oversight systems;

viii.	The dividend policy and the treasury-stock policy, especially their limits.

See sections: B.1.10, B.1.13, B.1.14 and D.3

b) The following resolutions:

i.	At the proposal of the Company’s Chief Executive Officer, the appointment and possible separation of senior managers from their posts, as well as their severance compensation clauses.

See section: B.1.14.

ii.	Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must include.

See section: B.1.14.

iii.	The financial information that the Company, as a publicly traded company, must disclose periodically.

iv.	Investments and/or transactions of any kind, whose high value or special characteristics make them strategic, unless the General Meeting is tasked with approving them;

v.

The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the Group’s transparency.

c) Transactions between the Company and its directors, its significant shareholders and/or shareholders represented on the Board, and/or parties related to them (“related-party transactions”)

However, Board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

1. They are carried out under arms’ length contracts with standard terms and conditions, applicable en masse to a large number of customers;

2. They are carried out at market rates set in general by the supplier of the goods or services;

3. They are worth less than 1% of the Company’s annual revenues.

Related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or any other Committee entrusted with such a report; and the directors involved should neither vote nor delegate their votes, and should withdraw from the meeting room while the Board deliberates and votes.

The above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full Board.

See sections: C.1 and C.6

Compliant

9. In the interests of maximising effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See section: B.1.1

Compliant

10. External, proprietary and independent directors should occupy an ample majority of Board places, while the number of executive directors should be the minimum required to deal with the complexity of the corporate group and reflect the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14

Compliant

11. If any external director cannot be considered a proprietary or an independent director, the company should disclose this circumstance and the affiliations between the director and the company or its senior officers, or its shareholders.

See section: B.1.3.

Compliant

12. Amongst external directors, the ratio between the number of proprietary and independent directors should reflect the percentage of shares held by the company that the proprietary director represents and the remaining share capital.

This strict proportionality can be attenuated so the percentage of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In large-cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested in absolute terms.

2. In companies with a plurality of shareholders represented on the board but not otherwise related to each other.

See sections: A.2, A.3 and B.1.3

Compliant

13. Independent directors should account for at least one third of the total number of seats.

See section: B.1.3.

Compliant

14. The Board should explain the type of each directorship to the General Meeting that must appoint the director or ratify their appointment. This should be confirmed or reviewed each year in the annual report on

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

corporate governance, after verification by the Appointments Committee. Said report should also disclose the reasons for the appointment of proprietary directors at the behest of shareholders controlling less than 5% of capital; and it should explain any rejection of a formal request for a Board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a Proprietary directorship.

See sections: B.1.3 and B.1.4

Compliant

15. If there are few or no female directors, the Board should explain the reasons and the initiatives adopted to correct the situation. In particular, the Appointments Committee should take steps to ensure that, when vacancies arise:

a) The procedure for filling board vacancies has no implicit bias that hinders the selection of female directors;

b) The company makes a conscious effort to seek and shortlist women with the sought-after professional profile.

See sections: B.1.2, B.1.27 and B.2.3

Compliant

16. The Chairman, who is responsible for the efficient operation of the Board, shall ensure that the directors receive sufficient prior information for the meetings: encourage directors to debate and participate actively in the Meetings, safeguarding their freedom to take their own stance and express their own opinion. He/she should organise and coordinate periodic assessment of the Board with the Chairs of the relevant Committees and with the Bank’s managing director or Chief Executive Officer, when this is not also the Chairman.

See sections: B.1.42.

Compliant

17. That, when the Chairman of the Board is also the Chief Executive Officer in the company, one of the independent directors be empowered to request Board Meetings be held and/or the inclusion of new items on the agenda; to coordinate and voice the concerns of external directors; and to direct the Board’s evaluation of its Chairman.

See section: B.1.21.

Explain

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s Chief Executive Officer unless the Board resolves to separate the posts of Chairman and Chief Executive Officer on the grounds of the Company’s best interests. However BBVA has a system of Corporate Governance that establishes effective mechanisms to avoid the concentration of power in one sole individual and guarantees an effective control and efficient supervision of the Bank’s executives. These include:

•

As provided for in the Bank’s Company Bylaws, BBVA has a President & Chief Operating Officer that holds the broadest powers delegated by the Board. He is empowered to manage and represent the Company in keeping with the post. The heads of all Business Areas of the Company and of some of the Supporting Areas immediately below the President & COO’s office in the organisation, report to the President & COO, who in turn reports directly to the Board of Directors each month on the Company’s performance

•

The BBVA Board of Directors comprises an ample majority of independent directors, allowing an appropriate balance between the oversight and control duties of the corporate bodies. Pursuant to the Board Regulations, any director may request the inclusion of items on the agenda that they deem advisable

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

for the interests of the Group. Article 18 of the Board Regulations also establishes the possibility that if those directors that represent one quarter of the Board members appointed at any time so wish, they may request a Board Meeting be held.

•	BBVA has an Executive Committee, mainly comprising external directors with the following authority:

To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, evaluating and approving the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

The BBVA Executive Committee meets every two weeks and reports directly to the Chief Risk Officer, the Chief Financial Officer and the heads of the Business Areas. It performs executive duties including the approval of specific transactions, establishing risk limits and proposing policy. It also has oversight duties such as the analysis of the Bank’s activity and earnings prior to Board meetings, the analysis of share performance, market situations and liquidity, credit and market risk management.

To better perform its duties with respect to management oversight and key issues such as the management of risks, remuneration, appointments and reviews of financial situations, the Board has brought in support from various Committees, including the Audit & Compliance Committee, Appointments Committee, Remuneration Committee and the Risks Committee. These Committees assist the Board on those issues that correspond to matters within its remit. Their composition and organisational standards and operation are detailed in section B.2.3 below.

These specialist Committees only comprise external directors, the majority of whom are independent (the Audit & Compliance Committee and the Risks Committee are wholly comprised of independent directors and the Appointments Committee and Remuneration Committee have a majority of independent directors).

Likewise, all the Chairs of the Committees are independent directors that decide the agenda for the corresponding Committees, call meetings and have direct access to the Bank’s executives.

The structure and organisation of the managing bodies, together with the high number of independent directors comprising the Board and its Committees, alongside the operational system of the Board (based on specialist assistance on the most relevant issues from Board Committees that operate under a system independent of the Bank’s executives, setting their own agendas, calling the Bank executives to meetings as necessary and accessing all information required for the decision-making process), guarantees a System of Corporate Governance that properly combines all its elements to avoid the accumulation of powers in one sole individual.

18. The Secretary should ensure that the Board’s actions:

a) Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulators;

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b) Comply with the Company Bylaws and the Regulations of the General Meeting, the Board of Directors or others;

c) Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Company Secretary, his or her appointment and removal should be proposed by the Appointments Committee and approved by a full Board meeting; and that these appointment and removal procedures are spelled out in the Board’s regulations.

See section: B.1.34.

Compliant

19. The Board shall meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29.

Compliant

20. Directors should keep their absences to the bare minimum. Absences should be quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30

Compliant

21. When directors or the Company Secretary express concerns about some proposal or, in the case of directors, about the Company’s performance, and such concerns are not resolved at the Meeting, the person expressing them may request they be recorded in the minutes.

Compliant

22.	The Board in full should evaluate the following points on a yearly basis:

a) The quality and efficiency of the Board’s operation;

b) Starting from a report submitted by the Appointments Committee, how well the Chairman and Chief Executive Officer have carried out their duties;

c) The performance of its Committees on the basis of the reports furnished by such Committees.

See section: B.1.19.

Compliant

23. All directors should be able to exercise their right to receive any additional information they require on matters within the Board’s remit. Unless the Bylaws or Board Regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary of the Board.

See sections: B.1.42.

Compliant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

24. All directors should be entitled to call on the Company for the advice and guidance they need to perform their duties. The Company should provide suitable channels for the exercise of this right. Under special circumstances it could include external assistance at the Company’s expense.

See section: B.1.41

Compliant

25. Companies should organise induction programmes for new directors to acquaint them rapidly and sufficiently with the workings of the Company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Compliant

26. Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a) The directors must inform the Appointments Committee of their other professional obligations, in case these interfere with the dedication required to perform their duties.

b) Companies should lay down rules about the number of directorships their Board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

Compliant

27. The proposal for the appointment or renewal of directors which the Board submits to the General Meeting, as well as provisional appointments by co-option, should be approved by the Board:

a) At the proposal of the Appointments Committee for independent directors;

b) On the basis of a report by the Appointments Committee for all other directors.

See sections: B.1.2

Compliant

28. Companies should publish the following director particulars on their website and keep them permanently updated:

a) Professional experience and background;

b) Directorships held in other companies, listed or otherwise;

c) An indication as to whether the directorship is executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or to whom they are affiliated;

d) The date of their first and subsequent appointments as a company director; and

e) Shares and/or share options held in the company.

Compliant

29. Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2

Explain

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

BBVA considers that the years over which the directors remain on the Board should not, in themselves, constrain the independence of those directors. Rather, their independence should be analysed taking into account all the circumstances that may be relevant for each directorship.

To such ends, the independence of the directors is reviewed each year by the Appointments Committee, which analyses all the circumstances that might affect their status as independents, pursuant to article 1 of the Board Regulations. After its analysis in 2012, the Appointments Committee confirmed the independence of all the independent directors. This is expressly stated in this Corporate Governance Report.

The above notwithstanding, 50% of the seats on BBVA’s Board of Directors are occupied by directors whose term of office is not more than 12 years.

30. Proprietary directors must resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the number of such proprietary directors should be reduced accordingly.

See sections: A.2, A.3 and B.1.2

Compliant

31. The Board of Directors must not propose the removal of independent directors before the expiry of their term in office pursuant to the Company Bylaws, except where due cause is found by the Board, based on a report from the Appointments Committee. In particular, due cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disbarment grounds enumerated in section III.5 (Definitions) of this Code.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

Compliant

32. Companies should establish rules obliging directors to inform the Board of any circumstance that might undermine the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent proceedings.

If a director is indicted or tried for any of the crimes stated in article 124 of the Companies Act, the Board should examine the matter as soon as possible and, in view of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44

Compliant

33. All the directors should clearly express their opposition when they consider that a resolution submitted to the Board may not be in the Company’s best interest. More specifically, independent directors and other directors not affected by the potential conflict interest should do this when the Board is deliberating resolutions that may prejudice shareholders not represented on the Board.

When the Board adopts material or reiterated resolutions on issues about which a director has expressed serious reservations, said director must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This Recommendation should also apply to the Secretary of the Board, even if the secretary is not a director.

Compliant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

34. If leaving office before the end of its term, the director should explain the reasons in a letter sent to all board members. Whether or not such resignation is filed as a significant event, the reasons for leaving must be explained in the Annual Corporate Governance Report.

See section: B.1.5.

Compliant

35. The Company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a) Amount of the fixed components, itemised where applicable, for fees for attending the Board and its Committee meetings and an estimate of the fixed annual remuneration ensuing on this.

b) Variable remuneration items, including, in particular.

i) The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.

ii) Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii) The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and

iv) An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c) The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost;

d) Conditions that the contracts of executive directors in senior management must respect, including:

i) Duration

ii) Notice periods; and

iii) Any other clauses covering hiring bonuses, as well as indemnities or ring-fencing in the event of early termination or rescission of the contractual relationship between company and executive director.

See section: B.1.15.

Compliant

36. Remuneration comprising the delivery of shares in the Company or other companies in the group, share options or other share-indexed instruments, payments indexed to the Company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their term of office.

See section: A.3 and B.1.3

Compliant

37. External directors’ remuneration should sufficiently compensate them for the dedication, qualifications and responsibilities that the post entails; but should not be so high as to compromise their independence

Compliant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

38. Deductions should be made to remuneration linked to Company earnings, for any qualifications stated in the external auditor’s report that reduce such earnings.

Compliant

39. In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the Company’s sector, atypical or exceptional transactions or circumstances of this kind.

Compliant

40. The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the Board has approved for the current year with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will highlight the most significant changes in these policies compared to those applied during the year prior to that put before the General Meeting. It will also include a global summary of how the remuneration policy was applied during said prior year.

The Board should also report to the General Meeting on the role of the Remuneration Committee in designing the policy, and identify any external advisors engaged.

See section: B.1.16.

Compliant

41. The Notes to the Annual Accounts should list individual directors’ remuneration in the year, including:

a) Itemisation of each company director’s remuneration, to include where appropriate:

i) Attendance fees and other fixed payments for directorship;

ii) Additional remuneration for acting as Chairman or member of a Board Committee;

iii) Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv) The payments made to any director’s defined-benefit pension scheme; or increase in the director’s vested rights when linked to contributions to defined-benefit schemes:

v) Any severance packages agreed or paid;

vi) Any remuneration they receive as directors of other companies in the group;

vii) The remuneration executive directors receive in respect of their senior management posts;

viii) Any kind of remuneration other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b) A breakdown of shares, share options or other share-based instruments delivered to each director, itemised by:

i) Number of shares or options awarded in the year, and the terms set for exercising the options;

ii) Number of options exercised in the year, specifying the number of shares involved and the exercise price;

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

iii) Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv) Any change during the year in the conditions for exercising previously awarded options.

c) Information on the relationship in the previous year between the remuneration obtained by executive directors and the company’s earnings or any other measure of performance.

Compliant

42. When the Company has an Executive Committee, the breakdown of its members by director category should be similar to that of the Board itself. The Secretary of the Board should also act as secretary to the Executive Committee.

See sections: B.2.1. and B.2.6

Compliant

43. The Board should be kept fully informed of the business transacted and resolutions adopted by the Executive Committee. To this end, all Board members should receive a copy of the Committee’s minutes.

Compliant

44. In addition to the Audit Committee required under the Securities Exchange Act, the Board of Directors should form a Committee, or two separate Committees, for Appointments and Remuneration.

The rules governing the composition and operation of the Audit Committee and the Committee(s) for Appointments and Remuneration should be set forth in the Board Regulations, and include the following:

a) The Board of Directors should appoint the members of such Committees with regard to the knowledge, skills and experience of its directors and the terms of reference of each Committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first full Board Meeting following each meeting;

b) These Committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior management may also attend meetings at the Committees’ express invitation.

c) These Committees should be chaired by an independent director.

d) They may engage external advisors, when they deem this necessary for the discharge of their duties.

e) Meeting proceedings should be minuted and a copy sent to all Board members.

See sections: B.2.1 and B.2.3

Compliant

45. The supervision of compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Appointments Committee or, as the case may be, separate Compliance or Corporate Governance Committees.

Compliant

46. All members of the Audit Committee, particularly its Chair, should be appointed with regard to their knowledge and background in accounting, auditing and risk management.

Compliant

47. Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Compliant

48. The head of internal audit should present an annual work programme to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Compliant

49. The oversight and risk management policy should specify at least:

a) The different types of risk (operational, technological, financial, legal, reputational, etc) the Company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b) The level of risk that the Company considers acceptable;

c) The measures established to mitigate the impact of the risks identified, should they materialise;

d) The internal oversight and reporting systems that will be used to control and manage said risks, including contingent liabilities and off-balance-sheet risks.

See sections: D

Compliant

50. The Audit Committee’s role should be:

1. With respect to internal control and reporting systems:

a) To supervise the process of drawing up the financial information and its integrity for the Company and its group, reviewing compliance with regulatory requirements, suitable scope of the consolidation perimeter and the correct application of accounting principles.

b) To periodically review the systems of internal risk management and oversight to ensure the main risks are identified, managed and sufficiently well known.

c) To ensure the independence and efficacy of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports.

d) To establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the company that may be of potential importance, especially financial and accounting irregularities.

2. With respect to the external auditor:

a) To put to the board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.

b) To receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due heed of its recommendations;

c) To ensure the independence of the external auditor, to which end:

i) The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii) Also to ensure that the Company and the external auditor respect prevailing standards on the provision of services other than auditing, the limits on concentration of the auditor’s business and, in general, other standards established to guarantee auditor’s independence;

iii) Should the external auditor resign, to examine the circumstances leading to the resignation.

d) In groups, to help the group auditor take responsibility for auditing the companies belonging to it.

See sections: B.1.35, B.2.2, B.2.3 and D.3

Partially compliant

The BBVA Audit & Compliance Committee Regulations establish broad-ranging powers with respect to the internal audit, which are detailed in section B.2.2 of this Report. These include ensuring the independence and efficacy of the internal audit function and being apprised of the appointment and severance of the head of the internal audit service. However, its duties do not include proposing the selection of the head of the service or its budget, as this is considered an integral part of the Bank’s overall organisation.

51. The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Compliant

52. The Audit Committee should prepare information on the following points from Recommendation 8 for input to Board decision-making:

a) The financial information that the company, as a publicly traded company, must disclose periodically. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b) The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c) Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2. and B.2.3

Compliant

53. The Board of Directors shall try to avoid the accounts it has filed being presented to the General Meeting with reservations and qualifications. When this is not possible, both the chair of the Audit Committee and the auditors must clearly explain the content and scope of discrepancies to the markets and shareholders.

See section: B.1.38.

Compliant

54. The majority of Appointments Committee members – or Appointments & Remuneration Committee members should this be one sole Committee – should be independent directors.

See section: B.2.1.

Compliant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

55. The Appointments Committee should have the following duties in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience required on the Board, define the roles and capabilities required of the candidates to fill each vacancy accordingly, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organise, in the manner it deems suitable, the succession of the Chairman and the Chief Executive Officer and put corresponding proposals to the Board for an orderly, well-planned succession.

c) Report on the senior officer appointments and removals that the Chief Executive Officer proposes to the Board.

d) Report to the Board on the gender diversity issues discussed in Recommendation 14 of this Code.

See sections: B.2.3.

Compliant

56. The Appointments Committee shall consult with the Company Chairman and the Chief Executive Officer with respect to matters related to executive directors.

Any Board member may suggest potential directorship candidates to the Appointments Committee for is consideration.

Compliant

57. The Appointments Committee should have the following duties in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i) The policy for directors’ and senior managers’ remuneration;

ii) The individual remuneration and other contractual conditions of executive directors;

iii) The core conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the Company.

See sections: B.1.14 and B.2.3

Compliant

58. The Appointments & Remuneration Committee shall consult with the Company Chairman and the Chief Executive Officer, especially with respect to matters related to executive directors and senior managers.

Compliant

G - OTHER INFORMATION OF INTEREST

List and explain below the contents of any relevant principles or aspects of corporate governance applied by the Company that have not been covered by this Report.

It is stated that the data in this Report refer to the year ending 31st December 2012, except in those cases when another date of reference is specifically stated.

Further to Section A.2, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV, as international custodial/depositary banks, on 31st December 2012, held 7.214%, 6.719% and 4.898% of the BBVA share capital, respectively. Among the positions held by the custodians, the existence of individual shareholders with direct or indirect holdings of 3% or over of the BBVA share capital has not been notified.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Filings of significant holdings to CNMV: In 2010, Blackrock Inc. filed a report to the CNMV (Securities Exchange Commission) stating that as a consequence of the acquisition of the Barclays Global Investors (BGI) business, it now had an indirect holding of 4.45% of the BBVA share capital, through the company Blackrock Investment Management.

Further to the information in section A.3: pursuant to the instruction of CNMV Circular 4/2007, no indirect owner of shareholdings has been identified among the Board members as no director has more than a 3% holding, nor are any of them residents in tax havens.

The following “rights over shares” of BBVA executive directors are included: 1) The deferred shares pending payment under the Multi-Year Variable Share Remuneration Programme for 2010/2011 (35,000 shares in 2013, 2014 and 2015 for the Chairman & CEO, and 30,000 shares in 2013, 2014 and 2015 for the President & COO) 2) The deferred shares pending payment under the Variable Share Remuneration System for 2011 (51,826 shares in 2013, 2014 and 2015 for the Chairman & CEO, and 32,963 shares in 2013, 2014 and 2015 for the President & COO); and 3) The units allocated under the Variable Share Remuneration System for 2012 (155,000 units for the Chairman & CEO and 117,000 for the President & COO). See details on how both operate and their system for settlement and payment in the supplement to section B.1.11.

Further to the information in section A.8: regarding earnings from treasury-stock trading, rule 21 of Circular 4/2004 and IAS 32 (paragraph 33) expressly prohibit the recognition in the income statement of profits or losses made on transactions carried out with treasury stock, including their issue and redemption. Said profits and losses are directly booked against the Company’s net assets. In the chart of significant changes, in the section on the date of disclosure includes the date of the CNMV incoming register of Annexes VI of communications with treasury stock. The capital gain on treasury stock shown in section A.8 is expressed in thousand euros.

Further to section B.1.3: Mr Francisco González Rodríguez was appointed as a BBVA director by the BBV and Argentaria Merger General Meetings, 18th December 1999. The Board, pursuant to article 3 of the Board Regulations, resolved on 29th September 2009, with a favourable report from the Appointments & Remuneration Committee, to co-opt Ángel Cano as Board member and President & Chief Operating Officer. Both Mr González and Mr Cano were later re-elected by the General Meeting, 12th March 2010, at the proposal of the Board and following a favourable report from the Appointments & Remuneration Committee. José Maldonado was appointed as a BBVA director at the BBV and Argentaria Merger General Meetings, 18th December 1999, and re-elected at the BBVA General Meeting, 16th March 2012, at the proposal of the Board and following a favourable report from the Appointments Committee, pursuant to section B.1.19.

Further to section B.1.7.: Mr Ángel Cano is director in substitution of Mr Francisco González on the Mexican companies of the BBVA Group, Grupo Financiero BBVA Bancomer, S.A. de CV and BBVA Bancomer, S.A.

Further to sections B.1.11 and B.1.14, an itemised list of remuneration for each of BBVA’s directors in 2012 is given below, showing each item and also the pension obligations that the Bank has for each director (Note 56 of the BBVA Consolidated Annual Accounts).

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remuneration and other benefits to the Board of Directors and members of the Bank’s Management Committee

•	Remuneration of non-executive directors

The remuneration paid to non-executive directors who were members of the Board of Directors during 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Non-Executive Directors	Board of Directors	Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	41	—	336
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Belén Garijo López (2)	107	—	24	—	—	—	131
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	167	—	—	41	43	379
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto	129	—	179	107	—	—	414
Juan Pi Llorens	129	—	—	107	—	43	278
Susana Rodríguez Vidarte	129	—	71	—	41	43	284
Total	1,523	667	488	642	265	278	3,863

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Ms. Belén Garijo López was appointed as director of BBVA on March 16, 2012 and member of the Audit Committee on September 26, 2012.

•	Remuneration of executive directors

The remuneration paid to executive directors of the Bank in 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total Cash (2)	Variable Remuneration in BBVA Shares (1)
Chairman and CEO	1,966	1,000	2,966	155,479
President and COO	1,748	636	2,384	98,890
Total	3,714	1,636	5,350	254,369

(1)

These amounts correspond to Variable Annual Remuneration for 2011 and received in 2012. The Annual Variable Remuneration is made up of ordinary variable remuneration in cash and variable remuneration paid in shares, based on the Incentive for the executive team of the BBVA Group, whose settlement and payment conditions are detailed below.

(2)

In addition, the executive directors were paid remunerations in kind and in other forms in 2012 for a total amount of €36 thousand, of which €12 thousand correspond to the Chairman and CEO and €24 thousand to the President and COO.

In 2012 the executive directors received the fixed remuneration corresponding to that year and 50% of the Annual Variable Remuneration in cash and shares for 2011, under the settlement and payment system agreed by the AGM held on March 11, 2011.

This settlement and payment system for the Annual Variable Remuneration (“Settlement and Payment System”) is applied to all categories of employees who carry out professional activities with a material impact on the Bank’s risk profile or who perform control functions. It also establishes the following conditions for executive directors and other members of the Management Committee:

•	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Payment of 50% of the variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

•

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

•

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

•	Deferred part of the Variable Remuneration for 2011

Under the Settlement and Payment System, payment of the remaining 50% of the Annual Variable Remuneration of the executive directors for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, on 2013 the executive directors will be paid €364,519 and 51,826 shares in the case of the Chairman and CEO, and €231,848 and 32,963 shares in the case of the President and COO. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing an amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO.

•	Annual Variable Remuneration for 2012

At the close of 2012, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined by applying the conditions established by the AGM. Thus, in the first quarter of 2013, the executive directors will receive 50% of this remuneration, amounting to €785,028 and 108,489 BBVA shares in the case of the Chairman and CEO and €478,283 and 66,098 BBVA shares in the case of the President and COO. Payment of the remaining 50% has been deferred for a 3-year period. In the first quarter of 2014, 2015 and 2016, the Chairman and CEO will be paid €261,676 and 36,163 BBVA shares, while the President and COO will receive €159,428 and 22,032 BBVA shares.

Payment of the deferred part of the Annual Variable Remuneration for 2012 is subject to the conditions set out in the Settlement and Payment System established in accordance with the resolution adopted by the AGM.

As of December 31, 2012, these amounts were recognized under the heading “Other liabilities - Accrued interest” of the consolidated balance sheet.

•	Remuneration of the members of the Management Committee (*)

The remuneration paid in 2012 to the members of BBVA’s Management Committee amounted to a total of €8,563 in fixed remuneration and €3,142thousand and 485.207 BBVA shares in variable remuneration.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €729 thousand, in 2012.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The amounts received as variable remuneration in 2012 amount to 50% of the Annual Variable Remuneration for 2011 for this group, under the Settlement and Payment System approved by the AGM in March 2011.

Payment of the remaining 50% of the Annual Variable Remuneration for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, in 2013 the members of the Management Committee as a whole will be paid €1,120thousand and 158,214 BBVA shares. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing the amount of €1,024 thousand and 158,214 BBVA shares.

(*)

This section includes aggregate information on the members of the Management Committee who held this position as of December 31, 2012 ( 13 members, including the deferments pending for the members of the Management Committee who joined in 2012 ), excluding the executive directors.

•	Multi-Year Variable Share-Based Remuneration Program for 2010-2011

Under the Settlement and Payment System agreed by the 2012 AGM for the Multi-Year Variable Share-Based Remuneration Program for 2010-2011 (hereinafter “the Program” or “2010-2011 ILP”) approved by the AGM on March 12, 2010, in 2012 the executive directors and remaining members of the Management Committee received 50% of the shares due to them under the settlement of the Program, i.e. 105,000 BBVA shares for the Chairman and CEO, 90,000 BBVA shares for the President and COO and 329,000 shares for all the remaining members of the Management Committee.

The remaining 50% of the shares resulting from the settlement of the “2010-2011 ILP” corresponding to the executive directors and the rest of the members of the Management Committee have been deferred, to be paid out in thirds in 2013, 2014 and 2015. As a result, in 2013 the executive directors will be paid as follows: 35,000 shares for the Chairman and CEO and 30,000 shares for the President and COO, in addition to an amount in cash of €15 thousand in the case of the Chairman and CEO and €13,000 in the case of the President and COO as a result of the update. Delivery of the remaining two-thirds of the deferred part of the 2010-2011 ILP has been deferred, so that the Chairman and CEO will be paid 35,000 shares and the President and COO will receive 30,000 shares in the first quarter of 2014 and 2015.

The rest of the members of the Management Committee will receive 106,998 shares in 2013, in addition to €45 thousand resulting from the corresponding update. Delivery to this group of the remaining two-thirds of the deferred shares for 2014 and 2015 has been deferred.

•	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through a resolution of the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be delivered to each beneficiary, as appropriate, on the date he or she leaves the position of director for any reason except serious breach of duties.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The number of “theoretical shares” allocated in 2012 to the non-executive directors who are beneficiaries of the deferred share distribution system, corresponding to 20% of the total remuneration received by each in 2011, is as follows:

	Theoretical Shares assigned in 2012	Accumulated Theoretical Shares as of December 31, 2012
Tomás Alfaro Drake	8,987	28,359
Juan Carlos Álvarez Mezquíriz	10,061	57,534
Ramón Bustamante y de la Mora	9,141	54,460
José Antonio Fernández Rivero	11,410	50,224
Ignacio Ferrero Jordi	10,072	58,117
Carlos Loring Martínez de Irujo	9,147	42,245
José Maldonado Ramos	10,955	17,688
Enrique Medina Fernández	11,979	73,293
Jose Luis Palao Garcia-Suelto	9,355	9,355
Juan Pi Llorens	2,712	2,712
Susana Rodriguez Vidarte	8,445	39,484
Total	102,264	433,471

•	Pension commitments

Under rule 78 of IAS 19, at the close of 2012 the situation in the high-quality corporate bond markets required an update of the interest rates used by the entities to discount post-employment benefits. Without changing the commitments assumed by the Bank, this has resulted in an increase in the amount of the provisions needed to cover them and the amounts to be provisioned in 2012.

Thus, the provisions registered as of December 31, 2012 for pension commitments to the President and COO amount to €22,703 thousand. Of this amount, under current accounting regulations, €1,701 have been provisioned in 2012 against earnings and €4,307 thousand against equity in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. As of that date there are no further pension commitments with the executive directors.

As for the rest of the members of the Management Committee, the provisions registered as of December 31, 2012 for pension commitments amount to €80,602 thousand. Of this amount, under current accounting regulations, €13,077 thousand have been charged in 2012 against earnings and €17,347 thousand against equity in order to adapt the aforementioned interest rate assumption.

Also, €117 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

•	Termination of the contractual relationship

There were no commitments as of December 31, 2012 for the payment of compensation to executive directors.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as a life annuity or lump sum equivalent to 75% of his pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

In 2012, one member of the Management Committee left the Group, as a result of which he received a payment of €1,302 thousand.

The table in section B.1.11 on Share Options includes the value of the shares vesting to executive directors in 2012 following the settlement and delivery of 50% of the 2011 Annual Variable Remuneration, and the settlement of the Variable Remuneration in Shares Programme for 2010/2011. This was 254,369 shares from the 2011 Annual Variable Remuneration and 195,000 from the Variable Remuneration in Shares Programme for 2010/2011. None of these shares may be availed for one year as of their vesting date. The valuation of the shares was made at their price on their vesting date (€6.87 for shares under the Variable Remuneration System and €5.92 for shares under the Variable Remuneration in Shares Programme for 2010/2011).

Further to Section B.1.12: during 2012 there have been some changes in the compositions of the Management Committee:

1) On 16th May 2012, Juan Asúa, then Director of the Spain & Portugal Area, was appointed as the chief officer in the Corporate & Investment Banking Area (CIB), replacing José Barreiro, who left the Group on that date. Jaime Saenz de Tejada was simultaneously appointed as Director of the Spain & Portugal Area and member of the Management Committee.

2) On 16th July 2012, Ignacio Deschamps was appointed to head a new Area (Retail Banking), which merged the previous Global Retail and Business Banking Area (GRBB), headed by José María García Meyer-Dohner, who left the Group on this date, with the South America Area, headed by Vicente Rodero, who was appointed to run Bancomer, taking on the posts of Chairman and Chief Executive Officer.

3) On 6th November 2012, Ricardo Gómez Barredo, Director of Global Accounts and Management Information, was appointed as a new member on the Management Committee.

Finally, with effects as of 1st January 2013, Ignacio Moliner was appointed as a new Director of the Communication & Brand Area, replacing Gregorio Panadero, and occupying his seat on the Management Committee.

Further to Section B.1.16: as stated in the Remuneration Report, the Committee and the Board has been advised by the in-house BBVA services and the market information facilitated by one of the global consultancy firms regarding the compensation of directors and senior management, Towers Watson.

Further to Section B.1.21: pursuant to the Board Regulations, any director may request that the Board agenda include matters they deem advisable for the corporate interest. Moreover, article 18 of the Board Regulations also establishes the possibility that directors representing at least one quarter of the board members appointed at any time may request a Board of Directors meeting be held.

Further to section B.1.29 and section B.2.3: the Risks Committee held 46 meetings during 2012.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With regard to section B.1.31: as BBVA shares are listed on the New York stock exchange, it is subject to the supervision of the Securities & Exchange Commission (SEC) and thus, in compliance with the Sarbanes Oxley Act (SOA) and its implementing regulations, each year the Chairman & CEO, President & COO and the executive tasked with preparing the accounts sign and submit the certificates described in sections 302 and 906 of the SOA, related to the content of the annual financial statements. These certificates are contained in the annual registration statement (20-F) the Company files with this authority for the official record.

Further to Section B.1.40 and section C.5, and pursuant to article 229.2 of the Corporate Enterprises Act, on 31st December 2012, parties related to the members of the Bank’s Board of Directors held 135,982 shares in Banco Santander, S.A., 4,500 shares in Bank of America Corporation, 414 shares in Banco Español de Crédito S.A. (Banesto) and 3 shares in Bankinter, S.A.

With respect to the duties of the Audit & Compliance Committee set forth in section B.2.2, under the Audit Committee Regulations, the Committee’s duties include ensuring that the Internal Audit department has the means and resources required, with enough personnel, material elements, systems, procedures and operating manuals to perform its duties in the Group and that it will be apprised of any obstacles that may have arisen to the performance of its duties. It will analyse and, where appropriate, approve the Annual Internal Audit Plan, as well as those other additional occasional or specific plans that have to be put in place on account of regulatory changes or Group business organisational needs. It will be apprised of the extent to which the audited units have complied with the corrective measures recommended by the Internal Audit in previous audits, and any cases that might pose a relevant risk for the Group will be reported to the Board. The Committee will be informed of any material irregularities, anomalies or breaches that Internal Audit detects in the course of its actions, material being construed as any that may cause a significant and material impact or damage to the Group’s net worth, results or reputation. The Internal Audit department will judge such nature at its discretion and, in case of doubt, must report the matter. It will also be apprised of and issue an opinion on the appointment or substitution of the head of Internal Audit, although it does not approve his or her appointment or propose the budget for the Internal Audit department.

Further to section C (Related-party transactions), see Note 55 to the BBVA 2012 consolidated annual financial statements.

Further to Section C.1: article 10 of the Board Regulations deals with issues related to related-party transactions. It establishes the following:

The Board of Directors will be apprised of the transactions between the Company and its directors, its significant shareholders and/or shareholders represented on the Board, and/or parties related to them.

The execution of such transactions will require urgent authorisation from the Board of Directors or the Executive Committee, based on a favourable report from the Audit & Compliance Committee, unless they are credit risk transactions, which will be governed by their own specific standards.

No Board authorisation will be required for related-party transactions that amount to no more than 1% of the Company’s annual revenues, when these are conducted under contracts with standard terms and conditions applicable in block to many customers and at prices or rates established in a general manner, or whose terms and conditions are an extension of those applicably to Bank staff in general, or are agreed under procedures guaranteeing competition, unless they are credit risk transactions, which will be governed by their own specific standards.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to section D.2: detailed information on the BBVA Group’s risk exposure is given in the BBVA Annual Report and in the BBVA Management Report, which includes the most noteworthy data.

Regarding Recommendation 45 in Section F on corporate governance: article 30 of the Board Regulations empowers the Audit Committee to oversee the internal Code of Conduct on the Securities Markets. Article 27 of the Board Regulations empowers the Executive Committee to assess the Bank’s corporate governance system. It will analyse this as a function of the Company’s performance over time and the impact of any regulations that may be established, and recommendations on best market practices adapted to the real conditions of its business.

During 2011, the BBVA Board of Directors approved the Bank’s adhesion to the Code of Best Tax Practices (Código de Buenas Prácticas Tributarias) approved by Foro de Grandes Empresas in the wording proposed by the State Tax Administration Agency (AEAT). During this year, it has been compliant with the contents of this Code.

This section may include any other relevant information, clarification or detail related to previous sections of the report insofar as they are relevant and not reiterative.

Specifically indicate whether the Company is subject to corporate governance legislation from any country other than Spain and, if so, include the compulsory information to be provided when different from that required by this report.

Binding definition of independent director:

Indicate whether any of the independent directors has or has had any relationship with the Company, its significant shareholders and/or its executives which, if sufficiently significant, would have meant that the director could not be considered independent under the definition given in section 5 of the unified code of good governance:

NO

Date and signature:

This Annual Report on Corporate Governance has been approved by the Company’s Board of Directors on

31/JAN/2013

Indicate whether any members have voted against or abstained with respect to the approval of this report.

NO

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ADDITIONAL INFORMATION FURTHER TO THE CONTENT OF THE ANNUAL BANCO BILBAO VIZCAYA ARGENTARIA S.A. CORPORATE GOVERNANCE REPORT, REQUIRED UNDER ARTICLE 61 BIS OF THE SECURITIES EXCHANGE ACT

This section includes additional information further to the content of the Annual Corporate Governance Report, required under article 61 bis of Act 24/1988 on Securities Exchanges.

This content is not included in the prevailing form used for the Annual Corporate Governance Report approved by the CNMV Circular 4/2007, 27th December, which is still in force, and is thus attached as additional information in this Annex to that Report.

Securities not traded on a regulated EU exchange, indicating, where applicable, the different classes of shares and, for each class of shares, the rights and obligations they confer and the percentage of total share capital they represent:

All the shares in BBVA’s capital bear the same voting and economic rights. There are no distinct voting rights for any shareholder. There are no shares that do not represent capital.

BBVA shares are traded on the SIBE electronic trading platform of the Spanish securities exchanges and on the London and Mexico markets. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also traded on the Lima Exchange (Peru) under an exchange agreement between both markets.

Additionally, at 31st December 2012, the shares of BBVA Banco Continental, S.A.; Banco Provincial S.A.; BBVA Colombia, S.A.; BBVA Chile, S.A.; BBVA Banco Francés, S.A. and AFP Provida were traded on their respective local securities markets, and the BBVA Banco Francés, S.A. and AFP Provida shares were also traded on the New York Stock Exchange. BBVA Banco Francés, S.A. is also traded on the Latibex market of the Madrid securities exchange.

Any restriction on the transferability of the securities and any restriction on voting rights.

This information is included under section A.10 of the 2012 Annual Corporate Governance Report of Banco Bilbao Vizcaya Argentaría, S.A.

There are no legal or Bylaw restrictions on the free acquisition or transfer of shares in the Company’s capital other than those established in articles 56 and following in Act 26/1988, 29th July, on discipline and oversight in credit institutions, which establishes that any individual or corporation, acting alone or taking concerted action with others, intending to directly or indirectly acquire a significant holding in a Spanish credit institution (as defined in article 56 of the aforementioned Act 26/1988) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned would be equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain.

The Bank of Spain will have 60 working days after the date on which the notification is received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

There are no legal or Bylaw restrictions on the exercise of voting rights.

Rules applicable to the amendment of the Company Bylaws

Article 30 of the BBVA Company Bylaws establishes that the General Meeting has the power to amend the Company Bylaws and to confirm or rectify the manner in which the Board of Directors has interpreted them.

To such end, the rules established under articles 285 and following of the Corporate Enterprises Act will be applicable.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The above paragraph notwithstanding, article 25 of the Company Bylaws establishes that two-thirds of the subscribed capital with voting rights must attend the General Meeting at first summons, or 60% of said capital at second summons in order to validly adopt resolutions on any change in the corporate purpose, transformation, total spin-off or winding up of the Company and amendment of the second paragraph of this article.

Significant agreements reached by the Company that come into force, are amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid, and its effects.

No significant agreement reached by the Company is known that will come into force, be amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid.

Agreements between the Company and its directors and managers and employees who are entitled to compensation when they resign or are unfairly dismissed or if their employment relationship terminates due to a public takeover bid.

At 31st December 2012 there are no severance payment commitments to executive directors.

The contract of the President & COO determines that in the event of him losing this post on any grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by a lump-sum payment. This pension will be 75% of his pensionable salary if the severance occurs before he is 55, and 85% if it occurs after reaching that age.

During 2012, one member of the Management Committee has left the Group. The sum of €1.302k was paid out as a consequence of this.

The Bank has recognised the entitlement of some members of its senior management, 44 managers, 13 of whom belong to the Management Committee, to receive compensation payment in the event of severance on grounds other than their own will, retirement, disability or dereliction of duties. Its amount will be calculated by factoring in the fixed elements of the Bank employee’s remuneration and length of office. No indemnity payments will be made in the event of disciplinary termination of contract at the employer’s decision on the grounds of the employee’s dereliction of duties.

The Bank has also agreed compensation clauses with some employees (45 members of the technical and specialist staff) in the event of unfair dismissal. The amount of this compensation is calculated as a function of the wage and professional conditions of each employee.

Description of the main characteristics of the internal control and risk management systems with respect to the financial reporting process.

The entity’s control environment

The Board of Directors, pursuant to article 17 of the Board Regulations, approves the financial information that it is required to publish periodically as a publicly traded company. The Board of Directors has an Audit & Compliance Committee, whose mission is to assist the Board in the supervision of its financial statements and in the exercise of the BBVA Group oversight function.

The BBVA Audit & Compliance Committee Regulations establish that the Committee’s duties include the supervision of the sufficient, adequate and efficient operation of the internal control systems in order to ensure firstly the accuracy, reliability, scope and clarity of the financial statements of the Entity and its consolidated Group contained in the annual and quarterly reports and secondly, the accounting and financial information required by the Bank of Spain and/or other regulatory bodies including those in other countries where the Group operates.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

To ensure that the internal control system is working requires a structure to take responsibility for this throughout the entire organisation. There are mechanisms in charge of the design and review of the organisational structure that clearly define the lines of accountability and authority, and a suitable distribution of tasks and duties, carried out by the corporate internal control units to facilitate the financial reporting for the members of the organisation in compliance with applicable standards.

BBVA has a Code of Conduct approved by the Board of Directors, which establishes the channel for whistleblowers regarding possible breaches of that Code, and ongoing training and refresher courses for key staff in the financial area.

The Code of Conduct is applicable to all entities within the BBVA Group and all its employees and management staff. It has thus been distributed to apprise them of its content and is also published on the Bank’s corporate website (www.bbva.com). The Code of Conduct is based on the following values: ethical values; relational integrity; integrity on markets; personal integrity and organisational integrity. It makes specific mention of transparency in the information provided to the market.

The duties of the Audit & Compliance Committee include ensuring that the internal codes of ethics and conduct and on the securities market trading, as they apply to Group personnel, comply with the legislation and are appropriate for the Bank. The Regulatory Compliance unit is in charge of analysing possible breaches of the Code of Conduct and proposing corrective or disciplinary measures. Regarding the whistle-blowing channels, as specified in the Code of Conduct, communications will be passed on to any of the units designated for this purpose. The units are obliged to preserve the anonymity of the person blowing the whistle on a possible breach of the Code.

Training and periodic refresher courses will be held on accounting standards, internal control and risk management in units involved in preparing and reviewing the financial information and in evaluating the internal control system.

Financial reporting risk assessment

Within the organisation a process is carried out each month to identify and update the consolidation perimeter. This covers all the objectives of financial reporting.

The Group’s internal control model is underpinned by the specialist units at holding level, where all the critical risks in all Group activities are identified and appropriate controls established for their mitigation. These are replicated at local level in each country and evaluated periodically, at least once a year. The information on these is aggregated at Group level to test that they have been effective and have worked adequately.

The process of identifying risks of error, falsehood or omission carried out by the Financial Reporting Internal Control unit is based on calculating materiality. It selects the material accounting items, processes and companies where the risks are identified, thereby determining the scope of the annual assessment ensuring the coverage of their risks that are critical to the financial statements. Identification of potential risks that must necessarily be covered by the annual assessment begins with the management’s business understanding and insight, taking into account quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria associated with the type, complexity and nature of the risks and/or of the business structure itself. As proof that the effects of other types of risk have been taken into account (operational, technology, financial, legal, reputational, environmental risks, etc) insofar as they impact the financial statements.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, the risks affecting it and the controls that mitigate them.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The process is documented at least once a year. It is supervised by the Group’s Internal Audit Area and the Global Corporate Assurance Committee, previously called the Operational Risk Management Committee. Moreover, the head of Internal Audit reports each year to the Audit & Compliance Committee on the analysis and certification work carried out pursuant to the SOX methodology to comply with the legal requirements of the Sarbanes Oxley Act on internal control systems for the financial information reported in the Form 20-F filing.

Control activities

There are descriptions of processes documented in a management tool to maintain the flows of activities and controls for the different types of critical transactions and to develop a suitable procedure for signing off the financial statements to cover and hedge the risks identified for this process.

The internal control policies establish controls and procedures on the operation of the reporting systems and security of access, functional segregation, development and/or modification of computer applications, and on the management of subcontracted activities, or those aspects of assessment, calculation or valuation entrusted to independent experts. These include specific revision of relevant judgements, estimates and projections.

Procedures are also in place for the governing bodies to revise and authorise regulated financial reporting disclosed to the securities markets.

Information and communication

The organisation has an Accounting Policies Committee and unit. Their mission is to referee the determination of the accounting and capital adequacy criteria applicable to ensure the correct recording of transactions to the accounts and the calculation of capital requirements within the standards issued by the Bank of Spain, the European Union (International Accounting Standards Board, Equity Directives) and the Basel Committee. There is an updated accounting manual, disseminated over the Company intranet to all the units through which the Entity operates.

Control measures have been implemented to guarantee that all the data underpinning the financial information are collected in a comprehensive, exact and timely manner, and are reported in due time and form. The format of the financial reporting system is unique and standardised. It is applicable to and used by all the Group units. This format underpins the principal financial statements and the notes. There are also control measures and procedures to ensure that the information broadcast to the markets includes an appropriate level of detail and is suitably transmitted in line with the way that the investors and users of the financial information understand and interpret it.

Supervision of how the system works

The Entity has an Internal Audit Unit, which provides support to the Audit & Compliance Committee in the oversight of the financial reporting internal control system. In the final instance, the internal control system, pursuant to the Technical Audit Notes, is examined by the Group’s Auditor of Accounts, which reports to the Audit & Compliance Committee and issues an opinion on the effectiveness of the internal control system with respect to the financial information contained in the Group’s annual consolidated statements at 31st December each year, in order for the financial information to be filed with the Securities & Exchange Commission. At the date of this report, the Auditor of the consolidated accounts has not reported any significant or material issue to the Audit Committee, the Board of Directors or the Management Committee.

During 2012, the internal control areas have carried out a complete assessment of the financial reporting internal control in which no material or significant issue has been manifested to date. The assessment was reported to the Audit Committee, the Group’s Operational Corporate Assurance Committee, the Management Committee, the External Auditor, the Operational Risk Management Committee and in the final instance, the Group’s Global Corporate Assurance Committee.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Not all the control issues are of equal relevance or of equal economic import: for each issue, there is an estimate of the expected economic impact and the probability of occurring. The issues are then ranked as a function of these estimates. An action plan is established for each of the issues identified by the internal control units and the issues detected by the internal or external auditor, to correct or mitigate the risks.

The internal control oversight carried out by the Audit & Compliance Committee, described in the Audit & Compliance Committee Regulations, published on the corporate website, includes the following activities:

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Oversee the internal control systems’ sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in their annual and quarterly reports. Also oversee the accounting and financial information that the Bank of Spain or other regulators from Spain and abroad may require, including those in countries where the Group operates.

•	Ensure that the internal Codes of Ethics and Conduct and securities market trading, as they apply to Group personnel, comply with legislation and are appropriate for the Bank.

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Analyse the financial statements of the Bank and its consolidated Group contained in the annual and quarterly reports prior to their presentation to the Board, with the necessary depth to check their accuracy, reliability, scope and clarity. For this purpose, the Committee will have all the necessary information with the level of detail it deems appropriate, and be provided the necessary support of the Group’s executive management, especially that of the Finance Area and that of the Company auditor.

•	The Committee reviews all the relevant changes relating to the accounting principles used and the presentation of the financial statements, and ensures that due publicity is given to them.

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It selects the external auditor for the Bank and the consolidated Group, and all the companies comprising the Group. It will oversee its independence and ensure that its audit schedule is carried through.

•	It approves the annual Internal Audit schedule, monitoring it and being apprised of the degree to which the units audited are complying with the corrective measures recommended.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 11, 2013	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized Representative